Exhibit 99.3

NOTES TO 2006

CONSOLIDATED FINANCIAL STATEMENTS

01           DESCRIPTION OF THE ALTADIS GROUP

Altadis, S.A. (hereinafter “the Parent Company”) was incorporated on 5 March 1945, under the name of Tabacalera Sociedad Anónima, Compañía Gestora del Monopolio de Tabacos y Servicios Anejos, which was subsequently changed to Tabacalera, S.A. Its current name was approved by the Shareholders’ Meeting on November 13, 1999.

The Group’s core business lines are the manufacture and marketing of cigars and cigarettes and the distribution of tobacco and other products.

In 1999, a business association process was carried out between Tabacalera, S.A. and SEITA (Société Nationale d’Exploitation Industrielle des Tabacs et Allumettes, S.A.). This transaction took the form of a Public Exchange offer by Tabacalera, S.A. for all the shares of SEITA, and 19 shares of Tabacalera, S.A. were delivered for every 6 shares owned by SEITA shareholders who accepted the offer. 83.07% of the capital stock of SEITA was acquired in this transaction, which was approved at Tabacalera, S.A.’s Shareholders’ Meeting on 13 November 1999, which also changed the Company’s corporate name to Altadis, S.A., as indicated above. After various subsequent acquisitions and a delisting tender offer for SEITA shares that Altadis, S.A. completed in January 2003, the Parent Company acquired all the shares of SEITA owned by minority shareholders.

Details of the investees included in the scope of consolidation and which comprise the Altadis Group as of 31 December 2006, indicating, inter alia, the Parent Company’s ownership interest and the cost thereof, the method of consolidation used and the respective lines of business, registered offices and corporate names of each investee, are included in Annex I.

Altadis, S.A.’s registered office is located in Madrid.

02           BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS AND CONSOLIDATION PRINCIPLES

2.1  ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) -

The consolidated financial statements for the year ended 31 December 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the European Union. In Spain, the requirement to present consolidated financial statements under the IFRS approved in Europe is also governed by the eleventh final provision of Law 62/2003 of 30 December, relating to fiscal, administrative and social order measures.

2.2  PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS. The consolidated financial statements for 2006, approved by the directors of Altadis, S.A. at the Board meeting held on 20 March, 2007, have been prepared from the accounting records and financial statements of the Parent Company and its subsidiaries.

In their preparation all mandatory accounting principles and standards and valuation criteria were taken into consideration and, accordingly, they give a true and fair view of the consolidated equity and financial position of the Altadis Group at 31 December 2006 and of the results of its operations, of the situation of its recognised income and expenses and of the consolidated cash flows which have occurred in the Group for the year then ended.

In 2006, the Group is presenting for the first time a statement of recognised income and expenses as a result of its election to recognise actuarial gains and losses directly in equity (see Note 4.12). In accordance with IAS 1, for comparability purposes the Group has prepared the statement of recognised income and expenses for the year 2005. This statement was not included in the annual accounts for the year ended 31 December 2005 approved at the General Shareholders Meeting as in its place the Company had opted to present the statement of changes in equity. The annual accounts of Altadis, S.A. and of its subsidiaries, prepared by the directors of each company, will be submitted for the approval at their respective Shareholders’ Meetings. The directors of Altadis, S.A. will also submit these consolidated annual accounts for approval at the Shareholders’ Meeting, and consider that they will be approved without any changes.

The consolidated financial statements of the Group for 2005 were approved at the Shareholders’ Meeting of the Parent Company held on 7 June 2006.

Note 4 includes a summary of the main accounting principles and valuation methods applied in preparing the consolidated financial statements of the Group for 2006.

2.3          INFORMATION REGARDING 2005. In compliance with the requirements of IAS 1, the information included in these Notes in respect of 2005 is presented for purposes of comparison with the information relating to 2006 and, accordingly, does not represent in itself the consolidated financial statements of the Group for 2005.

2.4          CURRENCY OF PRESENTATION. These financial statements are presented in euros. Foreign currency transactions are recorded in accordance with the criteria described in Note 4.16.

2.5          RESPONSIBILITY FOR THE INFORMATION AND ESTIMATES MADE. The information included in these consolidated financial statements is the responsibility of the Directors of the Parent Company.

In the preparation of the consolidated financial statements for 2006 and 2005 estimates made by the Directors of the Group have been used to value certain assets, liabilities, revenues, expenses and commitments recorded therein. Basically, these estimates refer to:

•     The assessment of possible impairment of certain assets.

•     Assumptions used in the actuarial calculation of pension liabilities and other commitments with employees.

•     The useful lives of property, plant and equipment, and intangible assets.

•     The recognition of goodwill and of certain intangible assets.

•     The fair value of certain assets.

•     Provisions, etc.

These estimates were made on the basis of the best information available at 31 December 2006 and 2005. However, future events may require these estimates to be modified. This would be done prospectively, in accordance with IAS 8.

2.6          BASIS OF CONSOLIDATION.

2.6.1       DEPENDENT COMPANIES. Dependent Companies are considered to be those companies included in the perimeter of consolidation which the Parent Company directly or indirectly manages by virtue of ownership of a majority of the voting rights in their representation and decision-making bodies or has the capacity to exercise control over.

The financial statements of these subsidiaries are fully consolidated. All material balances and transactions between consolidated companies were eliminated on consolidation.

If necessary, adjustments are made to the financial statements of subsidiaries to unify the accounting policies used with those of the Group.

Third-party interests in Group equity and income are presented under “Minority Interests” in the consolidated balance sheet and income statement, respectively.

Results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

2.6.2       INTERESTS IN JOINT VENTURES. “Joint ventures” are those in which management of the investees is carried out jointly by the Parent Company and by third parties, with neither owning a majority of the voting rights. The financial statements of joint ventures are consolidated using the proportionate method. The assets and liabilities of jointly controlled operations are recognised in the balance sheet classified according to their nature. In the same way, income and expenses originating in joint ventures are presented in the consolidated income statement in accordance with their nature.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.6.3       INVESTMENTS IN ASSOCIATES. Associates are entities over which the Parent Company has significant influence. In general it is assumed that there is significant influence when the Group’s percentage of ownership (direct or indirect) is over 20% of voting rights, provided this does not exceed 50%.

In the consolidated financial statements, investments in associates are carried using the equity method; i.e. by the Group’s share of their net equity after taking into account dividends received and other asset eliminations. Gains or losses on transactions with associates are eliminated to the extent of the percentage of the Group’s stake in their capital.

If necessary, adjustments are made to the financial statements of these companies to unify their accounting policies with those used by the Group.

2.6.4       FOREIGN CURRENCY TRANSLATION. The criteria used for translating to euros the various captions in the balance sheets and income statements of the foreign companies that were included in the perimeter of consolidation were as follows:

•    Assets and liabilities were translated at the year-end exchange rates.

•    Capital and reserves were translated at the exchange rates prevailing at the date of first adoption of IFRS (1 January 2004) and considering this rate as the historical exchange rate thereafter.

•    The income statements were translated at the average exchange rates for the year.

The differences arising from the application of these criteria were included under “Reserves in consolidated companies - Translation Differences” item of the equity caption. These translation differences will be taken to revenues or expenses in the period in which the investment which generated these differences was, totally or partially, realized or disposed of.

Adjustments arising from the adoption of IFRS at the moment of acquisition of a foreign operation relating to the fair value and goodwill are considered assets and liabilities of that company and accordingly, are translated at the exchange rate prevailing at the year-end.

2.6.5       CHANGES IN THE SCOPE OF CONSOLIDATION. The most significant variations in the perimeter of consolidation in 2006 and 2005 with an effect on the inter-year comparison were as follows:

A.    MAIN CHANGES IN THE SCOPE OF CONSOLIDATION IN 2006. There were no significant acquisitions or retirements in 2006 with a material effect on the scope of consolidation.

B.    MAIN CHANGES IN THE PERIMETER OF CONSOLIDATION IN 2005

ACQUISITIONS

In April 2005, in compliance with the agreements entered into by Altadis, S.A. and the Italian group Autogrill, Altadis, S.A. contributed its total shareholding in Aldeasa, S.A. (a company which holds concessions for the operation of stores in airports and museums) to Retail Airport Finance, S.L. As a result of this contribution and other corporate operations, Altadis, S.A. has a 50% interest in the share capital of Retail Airport Finance, S.L.

After the completion and execution of the aforementioned agreements, Retail Airport Finance, S.L., as a result of the tender offer for Aldeasa, S.A. shares, the contribution made by Altadis, S.A., and the subsequent delisting tender offer, owned 99.61% of the share capital of Aldeasa S.A. at 31 December 2005. As a result of this transaction, the shareholding in Aldeasa, S.A. is now considered a joint venture instead of an associate and accordingly has been consolidated using the proportionate consolidation method since May 2005.

Because of its nature, no gain was recognised on this transaction.

The difference between the cost of acquisition and the related carrying amount was attributed partially and provisionally to assets, the detail being as follows:

PROVISIONAL ALLOCATION FOR 2005	THOUSANDS OF EUROS

Property, plant and equipment	27,500
Intangible assets – Concessions	100,000
Deferred tax liability	(44,625)
82,875

In 2006, the Group recorded the final allocation of the difference, amounting the resulting goodwill to euros 67,166 thousand. This amount was attributed to future profits.

Revenue and pre-tax income of the Retail Airport Finance subgroup between the date of acquisition (April 2005) and the year-end were euros 216,588 thousand and euros 1,265 thousand, respectively.

In 2006 Retail Airport Finance merged into Aldeasa S.A.

DISPOSALS

At the end of 2005 the Altadis Group sold its entire shareholdings (50%) in CITA, Tabacos de Canarias, S.L. and Tabacos Canary Islands, S.A. (TACISA) to the Gallagher group. These companies manufacture and sell tobacco products and were based in the Canary Islands. The transaction amounted to euros 32,000 thousand, but was subject to change depending on the working capital and debt of the companies and other variables calculated on the basis of audited figures at 31 December 2005.

In 2006, once the definitive sale price had been established, the Group recognised euros 13,854 thousand of additional income related to the final calculation of these variables.

03           DISTRIBUTION OF PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY

The proposed distribution of Parent Company profit for 2006 that the Board of Directors will submit for approval at the General Shareholders Meeting entails the payment, with a charge to profit for the year of Altadis, S.A., a dividend of euros 1.10 per share. The remainder will be allocated to increase the balance of the Parent Company’s voluntary reserves.

04           ACCOUNTING PRINCIPLES AND POLICIES AND VALUATION STANDARDS USED

The main valuation standards, and accounting principle and policies used in preparing the consolidated financial statements for 2006 and 2005, which are in conformity with the IFRS endorsed at the date of the corresponding financial statements, are detailed below. No standards have been applied early.

4.1          PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost of acquisition less any accumulated depreciation. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries or certain voluntary revaluations. Upkeep and maintenance expenses are expensed currently. However, the costs of improvements leading to increased capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised. The consolidated companies depreciate their property, plant and equipment by the straight-line method at annual rates based on the years of estimated useful life of the related assets. The rates used are as follows:

DEPRECIATION RATE

Buildings for own use	2 - 4
Plant and machinery	10 - 25
Other furniture, fittings and equipment	6 - 25
Other assets	10 - 33

Land is deemed to have an indefinite life and therefore is not depreciated.

Assets held under finance leases are depreciated over their expected useful lives.

4.2          INVESTMENT PROPERTY. This caption includes land and buildings held to earn rentals. It also includes buildings held for capital appreciation, although their sale is not envisaged in the short term. Investment property are recorded at the lower of cost less accumulated depreciation and fair value. The cost of acquisition is revalued, in the case of certain consolidated companies, pursuant to applicable legislation in the various countries. Depreciation is recorded using the same criteria as for elements of the same class of items of property, plant and equipment (see Note 4.1).

In accordance with IAS 40, the Group estimates the fair value of investment properties on a regular basis. This value is calculated with reference to the prices of comparable transactions, internal reports, independent appraisals, etc, so that at the year-end the fair value indicated in Note 7 reflects the estimates of the Group’s Directors regarding the fair values of investment properties at that date.

4.3          GOODWILL. For acquisitions made, any excess of the cost of acquisition of holdings in the equity of consolidated companies over their corresponding carrying amounts is allocated as follows:

1. If the excess is assignable to specific assets of the companies acquired, by increasing the value of the assets whose fair values are higher than the carrying amounts in the balance sheets of the companies acquired.

2. If the excess is assignable to specific intangible assets, by explicitly recognising this in the consolidated balance sheet provided the fair value at the date of acquisition can be measured reliably.

3. Other differences are recorded as goodwill, which is assigned to one or more specific cash-generating units from which income is expected to be obtained in the future.

Goodwill is only recognised when acquired to third parties.

The goodwill generated on the acquisition of associates is recognised as an increase in the value of the equity investment.

Goodwill is not amortised. At the end of each year, or when signs of an impairment loss are evident, the Group estimates, via an impairment test, possible permanent losses of value which reduce the recoverable value of goodwill to an amount lower than the net cost recorded. If this is the case, the corresponding loss is recorded. Impairments are not subsequently reversed.

To carry out the impairment test all goodwill is assigned to one or more cash-generating units.

4.4          INTANGIBLE ASSETS. Intangible assets are specifically identifiable non-monetary assets acquired from third parties or developed by the Group. Only those assets whose cost can be measured reliably and if it is probable that the future economic benefits that are attributable to the asset will flow to the Group are recognised. Assets for which there is no limit to the period over which they will contribute to the generation of income are deemed to have an “indefinite life”. Other intangible assets are considered to have a “finite life”.

Intangible assets with an indefinite life are not amortised, and therefore are subject to impairment testing at least once a year using the same methods as for goodwill (see Note 4.3).

Intangible assets with finite useful lives are amortised by the straight-line method at annual rates based on the years of estimated useful life of the related assets.

Trademarks

The balance of the Trademarks account includes the acquisition cost of the rights on certain brands of cigars, little cigars and cigarettes and/or the value assigned them in the consolidation process (see Note 9). “Trademarks” are considered to have indefinite lives.

Concessions, rights and licenses

This account mainly includes amounts paid to acquire certain concessions and licences for the distribution, sale and/or manufacture of tobacco products in United States, Morocco and Cuba. It also includes the value of concessions granted to Aldeasa to operate retail stores in various airports (see Note 9).

This account also includes rights which the Group holds over Nicot Participations in respect of certain tax incentives on which the return is guaranteed.

The items included in this account are amortised by the straight-line method over the term of the related rights.

Computer software

Computer software is recorded at cost of acquisition and cost of implementation by third parties and is amortised on a straight-line basis over five years. The related maintenance costs are expensed currently.

4.5          IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS. Each year, the Group assesses possible permanent impairment losses which require it to reduce the carrying amount of its property, plant and equipment, and intangible assets when their recoverable value is lower than the carrying amount.

The recoverable amount is the higher of net selling price and value in use. The value in use is calculated on the basis of estimated future cash flows discounted at a rate which reflects the time value of money as represented by the current market risk-free rate of interest and the specific uncertainty associated with the asset.

When it is estimated that the recoverable amount is lower than the carrying amount, the carrying amount is reduced to the recoverable amount and the corresponding write-off is recognised in the income statement.

If an impairment loss is subsequently reversed, the carrying amount of the asset is increased up to the original carrying amount prior to the recognition of the impairment in value.

4.6          LEASES. Leasing arrangements are classified as finance leases when their terms and conditions substantially transfer the risks and benefits incidental to ownership to the Group, which usually has an option of acquiring the asset at the end of the lease under the conditions agreed when the transaction was arranged. Other leasing arrangements are classified as operating leases.

4.6.1       FINANCE LEASES. The Group recognises finance leases as assets and liabilities in the balance sheet at the beginning of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. The interest rate of the lease contract is used to calculate the present value of the lease payments.

The cost of assets acquired through finance leases is presented in the consolidated balance sheet in accordance with the nature of the leased asset (see Note 4.1).

Finance expenses are recognised throughout the lease period in accordance with financial criteria.

4.6.2       OPERATING LEASES. Under operating leases, the lessor retains substantially all the risks and benefits incidental to ownership of the leased asset.

When the Group acts as lessor, it recognises revenue from operating leases by the straight-line method, in accordance with the terms and conditions of the lease contracts. These assets are depreciated in accordance with the policies adopted for similar property, plant and equipment for own use.

When the Group acts as lessee, leasing expenses are taken to the income statement on a straight-line basis.

4.7          FINANCIAL INSTRUMENTS.

4.7.1       FINANCIAL ASSETS.

INVESTMENTS

Available-for-sale investments

These include securities purchased which are not intended to be held for trading.

They are measured at fair value, with any gains or losses recognised directly in equity until the asset is sold or is determined to be impaired.

The fair value of a financial instrument on a given date is understood to be its market price. If the market price cannot be measured objectively and reliably, the price of recent transactions or the present value of discounted future cash flows is used.

Dividend received from these investments are recognised as income for the period.

Other current and non-current financial assets

This item includes investments with fixed or determinable payments, stated maturity and which Group companies intend to hold until maturity. Specifically, the following investments have been classified in these items:

• Long- and short-term loans

• Guarantees

• Deposits and other financial assets

Loans granted are carried at the amount provided pending collection. The Group has made the corresponding provisions for default risks.

Guarantees and deposits are carried at the amounts paid.

Treasury stock

According to IAS 32, treasury stock are deducted from equity. For purposes of these financial statements, the Group has included in treasury stock the equity swap contracts entered into to cover the free share plans (see Note 16).

Financial assets at fair value

This item includes deposits maturing at more than three months and other financial assets in which the Group places its temporary cash surpluses, as well as several derivative financial instruments (see Note 4.7.3). These assets are recorded at fair value, with any gains losses recognised directly in the income statement for the year.

TRADE AND OTHER RECEIVABLES

Trade and other receivables are carried at their nominal value, equivalent to their fair value, less any allowance for insolvency risks.

CASH AND CASH EQUIVALENTS

This item includes both cash on hand and demand deposits. Other cash equivalents are short-term investments maturing in less than three months and which are not subject to a significant risk of changes in value.

4.7.2       FINANCIAL LIABILITIES

BANK LOANS

Bank loans are stated at the amount received, net of direct issuing costs. Interest expenses are recognised acording to accrual criteria in the income statement using a financial method and are added to the carrying amount of the liability if not paid during the period in which they accrue.

TRADE PAYABLES

Trade payables are recognised at repayment value.

4.7.3       DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING. The Group’s activities expose it primarily to the financial risks of changes in foreign exchange rates and interest rates.

It uses derivative instruments (primarily swaps, forwards and options) to hedge its risks associated with interest rate and foreign currency fluctuations (see Note 26).

Futures contracts and financial instruments are classified as hedges when:

• The instrument is expected to be highly effective in offsetting the impact of changes in the fair value or cash flows of the hedged risk.

• This effectiveness can be measured reliably.

• The hedging relationship is formally documented from the beginning of the operation.

• The hedged transaction is highly probable.

In general, the Group does not use derivative instruments for speculative purposes.

Hedging instruments are carried at fair value at the trading date. Subsequent fluctuations in the fair value are recognised in accordance with the following criteria:

• For fair value hedges, changes in the value of both the hedge contracts and the assets and/or liabilities hedged are recognised directly in the income statement.

• For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised in the equity item “Valuation adjustments – Hedging reserve”. Amounts are not taken to results until the hedged transaction are recorded in results or until the date of maturity of the transaction.

• Hedges of net investment in foreign operations are accounted for in a similar way to cash flow hedges and any gain or loss on the financial instrument relating to the portion of the hedge considered to be effective is recognised in equity.

The ineffective portion of the gain or loss on the hedging instrument is recognised directly in profit or loss. Changes in the fair value of derivative instruments which do not meet the criteria for hedge accounting are recognised in the income statement as they occur.

4.8          NON-CURRENT ASSETS HELD FOR SALE. Non-current assets are classified at held for sale when their carrying amount is expected to be recovered through their disposal. This condition is deemed to have been met only when disposal is highly probable, and the asset is available for immediate sale in its current state and this will foreseeably be concluded in a period of one year from the date of classification.

Non-current assets classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell.

The amortisation of non-current assets held for sale is discontinued when they are classified as such.

4.9          INVENTORIES. Inventories of raw materials and merchandise are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Semi-finished and finished goods are valued at the lower of production cost and net realisable value. Production cost consists of the cost of raw materials and other consumables plus the remaining manufacturing costs directly attributable to the product and any attributable indirect costs. Net realisable value is an estimate of the sale price less all estimated sale and distribution costs.

The Altadis Group assesses the net realisable value of inventories and makes the appropriate provisions when the cost exceeds the net realisable value.

4.10        CURRENT/NON-CURRENT. In the consolidated balance sheet, receivables and payables maturing in 12 months or less from year-end are classified as current assets and current liabilities, respectively, and those maturing at over 12 months as non-current.

4.11        SEVERANCE COSTS. Under current labour legislation and as stipulated in certain labour contracts, Group companies are required to make severance payments to employees terminated under certain conditions. When a restructuring plan for termination is approved by the directors, made public and notified to the employees, the Group records the appropriate provisions to meet future payments arising from implementation of the plan, based on the best estimates available of the projected costs per the related actuarial studies (see Note 28).

4.12        PENSION AND OTHER COMMITMENTS TO EMPLOYEES. The main Group companies have undertaken to supplement the social security benefits received by certain groups of employees, mainly in the event of retirement, disability or death.

In general, the commitments relating to serving and retired employees in these groups are defined-contribution plans and have been externalised through external pension plans and insurance policies. The contributions made by the Group are recorded under the “Personnel Expenses” caption in the consolidated income statement for the year, and the amounts payable in this connection, depending on maturity, are recorded under the “Other non-current liabilities” and “Other Current Liabilities” captions in the accompanying consolidated balance sheet. French Group companies assign a percentage of their income for each year to compensation for their employees, in accordance with current legislation. This amount is externalised by each company, in the name of the employee, in certain marketable securities which the employees generally cannot sell for a period of five years. The expense recorded in this connection in 2006 and 2005 amounted to euros 21,465 thousand and euros 18,475 thousand respectively and is recorded under “Personnel expenses” in the accompanying consolidated income statement.

In this connection, the collective labour agreements or current agreements between certain consolidated companies (mainly Altadis, S.A., SEITA and Altadis Maroc) and certain groups of their employees stipulate the companies’ obligation to make a onetime set payment on retirement or termination, provided certain conditions, relating generally to the date the employee was hired and his/her years of service, are met. These commitments are generally externalised.

Also, Altadis USA, Inc. is obliged to make certain periodic pension payments to its employees from the date on which they retire. These commitments are valued using actuarial criteria and recorded at the current value of the accrued obligations, net, where appropriate, of the fair value of the affected assets. The value of the obligation (cost of the benefits) is calculated using the projected credit unit method, with actuarial valuations being made at the date of each balance sheet. The corresponding provisions are recorded under the “Provisions” caption of the accompanying consolidated balance sheet (see Note 28).

In accordance with IAS 19, the Group has elected to recognise actuarial gains and losses directly in equity (see Note 2.2). The impact of applying this criteria in 2006 amounted to euros 15,394 thousand (before tax). The Group did not recognise any impact in 2005 as it was not material.

4.13        SHARE-BASED PAYMENTS. As indicated in Note 34, the Parent Company and the subsidiaries LOGISTA and SEITA have various share-based plans. All the share-based plan in existence at the date of transition were granted prior to 7 November 2002, so the Group decided not to apply IFRS 2 to the share option plans granted prior to this date.

In 2005 the Boards of Directors of Altadis and LOGISTA each approved a free share plan for employees to be carried out in three phases. The first began in 2005 and the second in 2006, As these plans are implemented through the physical and free delivery of the shares, the Group has calculated the fair value of each share at the date the rights are granted, bearing in mind the specific characteristics of each plan. It has also estimated the total number of shares to be delivered at the end of the accrual period.

The fair value of the plans was recognised in 2006 and 2005, when each phase started. According to the accrual method, the Company recognised staff costs with a charge to reserves of euros 5,203 thousand and euros 2,212 thousand, respectively. In addition, these plans have been financially supported by respective equity swaps (see Note 16), which have been recorded as indicated in Note 4.7.1.

4.14        PROVISIONS. The Group records provisions for the estimated amounts required to meet liabilities arising from litigation in progress or from indemnity payments or obligations, and collateral and guarantees provided by Group companies which may imply a (legal or implicit) payment obligation for the Group provide said amount can be estimated reliably.

4.15        FACTORING AND SECURITISATION CONTRACTS. The Group signs certain factoring and securitisation contracts with banks for accounts payable. The Group derecognises its accounts receivable only if considers that there is substantial transfer of the risks and benefits associated with these.

4.16        FOREIGN CURRENCY. The consolidated financial statements of the Altadis Group are presented in euros. Consequently, all balances and transactions denominated in other currencies are deemed to be denominated in “foreign currency”.

Transactions in foreign currencies are recorded at their equivalent value in euros, calculated at the exchange rates ruling at the transaction date. Exchange gains or losses arising on the settlement of foreign currency transaction balances are recognised in the consolidated income statement when they arise.

At the year end, balances denominated in foreign currency are adjusted to the year-end exchange rate. Gains and losses arising from this adjustment are recognised in the income statement for the year.

4.17        Recognition of Revenue and Expenses. Revenues and expenses are recognised on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises. Specifically, revenue is calculated at the fair value of the payment to be received and represents the amounts receivable for the goods delivered and the services provided as part of the company’s usual activities, less discounts, VAT, excise tax on tobacco products and other sales taxes.

Pursuant to the regulations in the main countries in which it operates, the Group pays excise taxes on the tobacco products it sells, which are passed on to customers. The Group does not record as revenues or expenses the amounts relating to excise taxes, which amounted to, approximately euros 26,942,221 thousand in 2006 and euros 25,496,151 thousand in 2005.

In compliance of the provisions of IAS 18, in purchase and sale transactions in which the Group, regardless of the legal form in which these are executed, receives commission, only the revenue for commission is recognised. Sales and marketing commission is included in revenues. The Group recognises income or loss from transactions involving products sold on consignment (mainly official forms and some tobacco products) at the date of the sale.

Interest revenue and expenses are accrued on a time basis according to the outstanding principal and the effective interest rate charged.

Dividend revenue from investments is recognised when the rights of the shareholders to receive the dividend payment have been established.

4.18        Corporate Income Tax. The expense for corporate income tax of each year is calculated on the basis of book income before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income, net of tax relief and tax credits. Rates used to calculate income tax are those prevailing at the closing date of the balance sheet.

Deferred tax assets and liabilities are reported using the balance sheet method, in relation to the temporary differences arising between the carrying amount of the asset or liability in the financial statements and the related taxable amount.

Deferred tax assets and liabilities are calculated at the tax rates prevailing at the date of the balance sheet and that are expected to be applied to the period when the asset is realised or the liability is settled. Deferred tax assets and liabilities are charged or credited to the income statement, except for items which are taken directly to equity accounts, in which case the deferred tax assets and liabilities are also charged or credited to said equity accounts.

Deferred tax assets and tax credits arising from tax loss carryforwards are recognised when it is likely that the Group will be able to recover these in the future, regardless of the timing of recovery. Deferred tax assets and liabilities are recorded as its nominal value and are classified as non-current assets/liabilities in the balance sheet.

The Group follows a policy of recording deferred tax arising from the deductibility, for tax purposes, of the amortization of certain goodwill generated on the acquisition of companies.

Deferred tax assets and liabilities are reviewed at each reporting date to verify they remain in force; with the appropriate corrections being made to these according to the results of the review. In this respect, Law 35/2006 of 28 November on personal income tax and the partial amendments to the laws governing corporate taxation and taxation of non-residents and personal income provide, inter alia, a reduction over a period of two years in the corporate tax, which, at 31 December 2006, as follows:

Tax Period Beginning on or After	Corporate Tax Rate

1 January 2007	32.5%
1 January 2008	30%

As a result, bearing in mind the year in which the reversal is likely, in 2006 the Group reassessed the amount of deferred tax assets and liabilities recognised in the consolidated balance sheet. This led to a net euros 24,949 thousand charge to “Income tax expense” in the consolidated income statement (see Note 29).

In addition, a net charge of euros 208 thousand was made to “Valuation adjustments recognised in equity” under the equity caption in the consolidated balance sheet due to the impact of the change in the general corporate tax rate on equity items that were previously debited or credited (see Note 29).

The “Corporate income tax” caption represents the sum of the income tax expense for the year and the result of recording deferred tax assets and liabilities (see Note 29).

4.19        CONSOLIDATED CASH FLOW STATEMENTS. The consolidated cash flow statements were prepared using the indirect method and the terms used are defined as follows:

•      Cash flows: inflows and outflows of cash and equivalents; such are defined as highly liquid short-term investments with low risk of experiencing significant fluctuations in their value.

•      Operating activities: regular activities engaged in by companies that belong to the consolidated group, in addition to other activities that do not fall under the categories of investing or financing activities.

•      Investing activities: activities relating to the acquisition, disposal or holding by other means of long-term assets and other investments not included under cash and cash equivalents.

•      Financing activities: activities that lead to changes in equity and financing liabilities.

05           EARNINGS PER SHARE

The basic earning per share is calculated by dividing the net income of the Group (after taxes and minority interest) by the daily average number of outstanding shares during the year, excluding the average number of treasury shares held.

Earnings per share is calculated as follows:

	2006	2005
Net profit for the year (thousands of euros)	452,667	576,615
Daily average no. of outstanding shares (thousands of shares)	264,268	279,002
Average number of treasury shares held (thousands of shares)	(5,025)	(6,660)
	259,243	272,342
Earnings per share (euros)	1.75	2.12

As of 31 December 2006 and 2005, there were no dilutive effects on earnings per share.

06           PROPERTY, PLANT AND EQUIPMENT

The variations recorded in 2006 and 2005 in this caption in the consolidated balance sheets were as follows:

	THOUSANDS OF EUROS
2006	Balance at 01/01/06	Additions provisions	Changes in Consolidation perimeter	Disposals or reductions	Translations differences, transfers and other	Balance at 12/31/06

Cost:
Land and buildings	802,107	6,021	732	(60,029)	4,920	753,751
Plant and machinery	1,308,570	19,459	(33,561)	(84,447)	16,924	1,226,945
Other fixtures, tools and furniture	170,107	6,535	(3,636)	(6,431)	11,638	178,213
Other assets	381,473	9,298	(3,300)	(43,439)	9,136	353,168
Construction in progress	65,642	92,300	—	(330)	(92,010)	65,602
	2,727,899	133,613	(39,765)	(194,676)	(49,392)	2,577,679
ACCUMULATED DEPRECIATION:
Buildings	(346,074)	(28,950)	(512)	11,821	9,448	(354,267)
Plant and machinery	(998,933)	(64,952)	18,114	75,458	17,021	(953,292)
Other fixtures, tools and furniture	(114,169)	(13,773)	2,415	5,505	(1,116)	(121,138)
Other assets	(280,030)	(25,110)	4,129	43,048	4,775	(253,188)
	(1,739,206)	(132,785)	24,146	135,832	30,128	(1,681,885)
IMPAIRMENT LOSSES	(17,679)	(6,814)	—	7,189	4,056	(13,248)
TOTAL	971,014	(5,986)	(15,619)	(51,655)	(15,208)	882,546

	THOUSANDS OF EUROS
					Translations
			Changes in		differences,
	Balance at	Additions	Consolidation	Disposals or	transfers	Balance at
2005	01/01/05	provisions	perimeter	reductions	and other	12/31/05

Cost:
Land and buildings	730,667	20,489	39,432	(18,816)	30,335	802,107
Plant and machinery	1,252,121	20,124	20,489	(53,282)	69,118	1,308,570
Other fixtures, tools and furniture	159,470	4,190	18,830	(8,455)	(3,928)	170,107
Other assets	138,991	5,813	168,150	(7,362)	75,881	381,473
Construction in progress	74,307	97,136	6,651	(9,824)	(102,628)	65,642
	2,355,556	147,752	253,552	(97,739)	68,778	2,727,899
ACCUMULATED DEPRECIATION:
Buildings	(305,274)	(26,475)	(2,154)	4,545	(16,716)	(346,074)
Plant and machinery	(956,104)	(76,733)	(14,356)	50,165	(1,905)	(998,933)
Other fixtures, tools and furniture	(113,432)	(13,433)	(13,982)	7,992	18,686	(114,169)
Other assets	(79,041)	(22,663)	(139,872)	6,903	(45,357)	(280,030)
	(1,453,851)	(139,304)	(170,364)	69,605	(45,292)	(1,739,206)
IMPAIRMENT LOSSES	(17,197)	(1,888)	—	1,713	(307)	(17,679)
TOTAL	884,508	6,560	83,188	(26,421)	23,179	971,014

CHANGES IN CONSOLIDATION PERIMETER

The changes in the consolidation perimeter in 2005 relates basically to portion corresponding to the property, plant and equipment of the Retail Airport Finance subgroup, which mainly consist of the assets of Aldeasa, S.A.

ADDITIONS

The most significant additions in 2006 and 2005 relate to plant improvements and increases in capacity, included in the Group’s ordinary business activity.

DISPOSALS

The disposals of property, plant and equipment in 2006 and 2005 relate mainly to the derecognition of fully depreciated assets and the sale of land and other properties of the Group (former plants of Altadis, S.A. and disposal of idle properties at Aldeasa) (see Note 32a).

FINANCE LEASE ASSETS

The primary asset purchased under a leasing agreement corresponds to the building that houses the Group’s registered office in Madrid, which is included in the “Land and buildings” account in the amount of euros 42,281 thousand.

OTHER INFORMATION

At 31 December 2006, the Group’s directors estimate the recoverable value of the assets to be greater than their carrying amount.

At 31 December 2006, fully depreciated property, plant and equipment items in use amounted to euros 900,866 thousand (euros 879,879 thousand at 31 December 2005).

The Group has taken out insurance policies to cover any potential risks to which its property, plant and equipment are exposed, as well as any potential claims that could be filed in response to their use. The directors believe these policies are sufficient to cover any risks to which they are exposed.

07         INVESTMENT PROPERTY

The variations recorded in 2006 and 2005 in this caption in the consolidated balance sheets were as follows:

	THOUSANDS OF EUROS
		Accumulated	Impairment
	Cost	depreciation	losses	Net
BALANCE AT 01/01/05	72,249	(40,787)	(3,180)	28,282
Changes in consolidation scope	12,555	(4,596)	—	7,959
Additions	134	(957)	—	(823)
Reductions or disposals	(7,770)	3,986	—	(3,784)
Asset transfers	(27,007)	19,537	—	(7,470)
BALANCE AT 12/31/05	50,161	(22,817)	(3,180)	24,164
Additions	—	(504)	—	(504)
Reductions or disposals	(17,597)	10,322	939	(6,336)
Asset transfers	1,522	(2,665)	—	(1,143)
BALANCE AT 12/31/06	34,086	(15,664)	(2,241)	16,181

The Group’s investment property corresponds primarily to assets from cigar and cigarette factories currently closed for business and on the market, although such sales are not expected to transpire in the short term. The market value of the Group’s investment property at 31 December 2006 is not significantly different from the carrying value.

08         GOODWILL

The variations recorded in 2006 and 2005 in this caption in the accompanying consolidated balance sheets were as follows:

	THOUSANDS OF EUROS
	2006	2005
Balance at the beginning of the year	2,863,811	2,401,354
Increases	1,401	378,074
Transfers / allocations	(18,789)	(15,716)
Translation differences arising in the year	(72,093)	103,901
Impairment losses	(24,825)	(3,802)
BALANCE AT THE END OF THE YEAR	2,749,505	2,863,811

The most significant variations in 2006 and 2005 were as follows:

2006

There were no significant additions or retirements in 2006. Also, in 2006 the definitive allocation of the goodwill relating to Aldeasa was completed, which gave rise to a reduction of EUR 17,814 thousand.

2005

Increases

a) Altadis Maroc (formerly RTM): EUR 246,093 thousand: in June 2003 the Parent Company submitted the successful bid in the privatisation tender for 80% of Altadis Maroc. The Moroccan State will keep its remaining 20% holding for a period of two years, after which it will have a further two-year period in which to launch a public share offering. In the event that the aforementioned public offering was not fully subscribed, Altadis, S.A. was guaranteed a purchase option and the Moroccan State was guaranteed a sale option. At the close of 2005, the Group considered that such options would likely be exercised and thus decided to record the 20% purchase at the same price per share paid in 2003. As such, no minority interest existed at 31 December 2005 relating to this company. The Group exercised this purchase option in 2006 (see Note 9).

b) Aldeasa: euros 84,980 thousand; this relates to the goodwill that provisionally arose on the transaction described under Note 2.6.5.b, as a result of the contribution made by Altadis, S.A., and the subsequent delisting tender offer.

c) Logista Italia: the Group reached an agreement with Axiter Investments, shareholder of the remaining 4% of Logista Italia capital stock, that ensured Altadis, S.A. a purchase option and Axiter Investments a sale option. In accordance with IFRS, the Group recorded the liability arising from the exercise of the sale-purchase option, generating EUR 34,220 thousand of goodwill. The purchase option was exercised in 2006.

The detail of “Goodwill” in the consolidated balance sheets at 31 December 2006 and 2005 by the company from which it arose is as follows:

	THOUSANDS OF EUROS
	2006		2005
		Impairment		Impairment
	Cost	Losses	Cost	Losses
Consolidated company-
SEITA	152,620	—	152,620	—
LOGISTA	21,805	—	21,805	—
Altadis Maroc	1,171,358	—	1,195,961	—
TCI	10,408	—	10,402	—
ITI Cigars Subgroup-
Empor	718	—	718	—
Emporlojas	146	—	145	—
ITB Corporation	5,572	—	5,841	—
TCI Subgroup-
MC Management	2,343	—	2,343	—
Tabacalera de García	31,367	—	35,018	—
La Flor de Copán	3,563	—	3,977	—
Urex Inversiones Subgroup-
Servicio de Venta Automática	—	—	2,484	—
Tabacmesa	1,205	—	1,226	—
LOGISTA Subgroup-
Logista Italia	662,052	—	662,052	—
Terzia	2,305	—	2,305	—
Dronas 2002	38,489	—	38,489	—
Comercial de Prensa SIGLO XXI	1,619	—	1,619	—
Logista France	—	—	880	—
Sabaté Group	6,970	—	—	—
Additional goodwill acquired by Logista	4,457	—	3,896	—
SEITA Subgroup-
Altadis USA	331,582	—	369,254	—
Balkan Star	147,554	(24,754)	150,860	—
Supergroup Distribution	19,778	(11,700)	19,704	(11,700)
Altadis Polska	25,966	(9,527)	25,771	(9,456)
Altadis Luxembourg	12,638	—	12,638	—
Altadis Finland	3,239	—	3,239	—
LPM Promodem	4,793	—	4,793	—
Societé Allumettiere Francaise (SAF)	761	—	761	—
Philippine Bobbin Corporation Cigars	641	—	662	—
Metavideotex Distribution	453	—	453	—
RP Diffusion	8,097	(3,802)	8,095	(3,802)
Additional goodwill acquired by SEITA	91	—	77	—
	2,672,590	(49,783)	2,738,088	(24,958)
Joint ventures-
Aldeasa Subgroup	67,166	—	84,980	—
ITI Cigars Subgroup-
Corporación Habanos Subgroup	58,612	—	64,674	—
Internacional Cubana de Tabaco	920	—	1,027	—
	126,698	—	150,681	—
TOTAL GOODWILL	2,799,288	(49,783)	2,888,769	(24,958)

The Group’s directors have implemented a procedure to be followed annually to identify potential impairments on the cost recorded with respect to the recoverable value of such assets. The procedure for performing the impairment test is as follows:

•              The recoverable amounts are calculated for each cash-generating unit, taking into account the value in use or the fair value less costs to sell when this one is bigger.

•              The directors of each business unit prepares an annual business plan by market and business activity for each cash-generating unit for the following three years. The plan mainly includes:

•              Profit and loss forecasts.

•              Investment and working capital forecasts.

The forecasts are prepared on the basis of past experience and best estimates, which are consistent with external information.

•              The business plans prepared are reviewed and subsequently approved by the Executive Committee and the Board of Directors.

•              Other variables that influence the figures include:

•              Discount rate to be applied, defined as the weighted average cost of capital, with the cost associated with liabilities and the specific risks related to assets being the primary variables that influence its calculation. The discount rate used fluctuated between 6.39% and 14.03% in 2006 and between 6.04% and 13.89% in 2005.

•              The cash flow growth rate used to extrapolate projected cash flows for periods of time that extend beyond the period covered by budgets and forecasts. These growth rates ranged between 0% and 1% for mature markets and between 1% and 3% for emerging markets in both 2006 and 2005.

At 31 December 2006, the carrying values for goodwill and intangible assets with indefinite useful lives by cash-generating units were as follows:

	THOUSANDS OF EUROS
		Other intangible
		assets with indefinite
	Goodwill	life (Note 9)	Total
SEITA (Cigarettes, Cigars and Logistics)	152,620	—	152,620
LOGISTA Subgroup	737,697	—	737,697
Altadis Maroc (Cigarettes and Logistics)	1,171,358	239,951	1,411,309
Cigars USA	368,854	126,741	495,595
Balkan Star (Cigarettes)	122,800	—	122,800
Cigars Habanos	65,968	120,001	185,969
Aldeasa	67,166	—	67,166
Other	63,042	7,025	70,067
BALANCE AT THE END OF THE YEAR	2,749,505	493,718	3,243,223

In 2006, the Group recognised an impairment loss in goodwill of EUR 24,754 thousand from Balkan Star. The Group considers all the operations carried out by the Balkan Star subsidiary in Russia as a cash-generating unit. Balkan Star makes and sells cigarettes in the Russian market. In 2006, the Group recognised the impairment of the value of this cash-generating unit due to expectations of a decline in profits in goodwill caused by the change in estimates regarding the positioning of its brands and the development of the business plan. The Group has determined the fair value of the cash-generating unit based on its value in use, taking a discount rate for the expected future cash flows of 9.66% (10.18% in the estimate of value in use in 2005).

The variations that have affected the impairment of goodwill in 2006 and 2005 are as follows:

	THOUSANDS OF EUROS
	2006	2005
Balance at the beginning of the year	(24,958)	(19,762)
Provisions with a charge to income	(24,825)	(3,802)
Translation differences and others	—	(1,394)
BALANCE AT THE END OF THE YEAR	(49,783)	(24,958)

The directors of the Parent Company consider that, in accordance with the estimates and forecasts available, the Group’s forecasted income from these companies will allow the recovery of the net value of goodwill recorded.

09                          OTHER INTANGIBLE ASSETS

The variations in “Intangible assets” in 2006 and 2005 are as follows:

	THOUSANDS OF EUROS
			Changes in
	Balance at	Additions or	consolidation	Disposals or		Translation	Balance at
2006	01/01/06	provisions	perimeter	reductions	Transfers	differences	12/31/06

COST:
With indefinite life — Trademarks	528,151	—	—	(62)	(935)	(33,436)	493,718
With finite life- Concessions, rights and licenses	403,942	39,884	—	(935)	(33,366)	(16,724)	392,801
Computer software and other equipment	124,455	8,880	(941)	(1,789)	3,141	(12)	133,734
	1,056,548	48,764	(941)	(2,786)	(31,160)	(50,172)	1,020,253

ACCUMULATED AMORTISATION:
Concessions, rights and licenses	(120,420)	(47,358)	338	966	10,015	5,927	(150,532)
Computer software and other equipment	(65,516)	(18,195)	234	1,655	1,161	30	(80,631)
	(185,936)	(65,553)	572	2,621	11,176	5,957	(231,163)
IMPAIRMENT LOSSES	(11,309)	(8)	—	—	442	—	(10,875)
TOTAL	859,303	(16,797)	(369)	(165)	(19,542)	(44,215)	778,215

	THOUSANDS OF EUROS
			Changes in
	Balance at	Additions	consolidation	Disposals or		Translation	Balance at
2005	01/01/05	or provisions	perimeter	reductions	Transfers	differences	12-31-05
COST:
With indefinite life- Trademarks	480,726	797	—	(2,171)	6,316	42,483	528,151
With finite life- Concessions, rights and licenses	260,039	915	133,769	(1,492)	(10,860)	21,571	403,942
Computer software and other equipment	90,003	18,499	4,249	(2,341)	13,957	88	124,455
	830,768	20,211	138,018	(6,004)	9,413	64,142	1,056,548

ACCUMULATED AMORTISATION:
Concessions, rights and licenses	(62,724)	(36,594)	(14,003)	1,294	(2,533)	(5,860)	(120,420)
Computer software and other equipment	(38,371)	(18,071)	(3,112)	2,442	(8,379)	(25)	(65,516)
	(101,095)	(54,665)	(17,115)	3,736	(10,912)	(5,885)	(185,936)
Impairment Losses	(12,112)	—	—	—	803	—	(11,309)
TOTAL	717,561	(34,454)	120,903	(2,268)	(696)	58,257	859,303

The trademarks are associated with cash-generating units to which the same criteria described under Note 8 to determine potential losses are applied.

The “Concessions, rights and licenses” account primarily includes the following concepts:

•              Concession for the monopoly to wholesale import and distribution of tobacco in Morocco. The amortisation period coincides with the duration of the concession contract. The concession was initially for a period of 4.5 years from the time of acquisition (July 2003). However, in 2006 this was extended to 31/12/2010 following the acquisition of a further 20% of Altadis Maroc, for which the Group allocated an additional EUR 38,239 thousand.

•              Other concessions and rights (Corporación Habanos and Altadis USA), which are amortised over a period of 20 years.

•              Aldeasa, S.A.’s concessions to operate stores in airports, both domestic and international. The amortisation period ranges from 2 to 9 years.

All recorded intangible assets have been acquired by the Group from third parties.

Fully amortised intangible assets in use at 31 December 2006 and 2005 amounted to approximately EUR 38,451 thousand and EUR 29,508 thousand, respectively.

At 31 December 2006, indications of impairment in value were not determined in the case of any of the Group’s intangible assets. The Board of directors estimates the recoverable value of the assets to be greater than their carrying value, and thus no provisions have been recorded for impairment losses.

10                                  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND IN JOINT VENTURES CONSOLIDATED USING THE PROPORTIONATE CONSOLIDATION METHOD

The variations in 2006 and 2005 in investments in associates accounted for using the equity method were as follows:

	THOUSANDS OF EUROS
				Share in		Translation	Balance
	Balance at			income (loss)	Distribution of	differences	at
2006	01/01/06	Additions	Reductions	For the year	dividends	and other	12-31-06
Direct ownership interests:
Tabaqueros Asociados	967	—	—	416	(467)	—	916
Tabacos Elaborados	1,392	—	—	611	(684)	—	1,319
MTS	1,946	—	(1,946)	—	—	—	—
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	11,662	—	—	827	(272)	—	12,217
Unión Ibérica de Radio	5,093	—	—	478	—	(1)	5,570
Inversiones Tabaqueras Internacionales Cigars Subgroup (ITI Cigars):	266	—	(38)	—	—	(228)	—
ALDEASA Subgroup	1,048	656	—	536	(93)	—	2,147
LOGISTA Subgroup	482	12	—	577	(233)	—	838
SEITA Subgroup:
Intertab	1,320	—	—	91	(725)	(29)	657
LTR Industries	8,040	—	—	5,212	(2,862)	—	10,390
MITSA	760	—	—	234	(736)	—	258
TOTAL	32,976	668	(1,984)	8,982	(6,072)	(258)	34,312

	THOUSANDS OF EUROS
				Share in	Distribution	Translation
	Balance at			income (loss)	of	differences	Balance at
2005	01/01/05	Additions	Reductions	For the year	dividends	and other	12/31/05
Direct ownership interests:
Aldeasa	116,756	—	(115,706)	(933)	(117)	—	—
CITA Tabacos de Canarias	28,667	—	(24,000)	(4,667)	—	—	—
Tabaqueros Asociados	878	—	—	466	(377)	—	967
Tabacos Elaborados	1,261	—	—	684	(553)	—	1,392
Tabacos Canary Island (TACISA)	7,949	—	(8,000)	51	—	—	—
MTS	2,671	—	—	(725)	—	—	1,946
Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	11,830	—	—	106	(274)	—	11,662
Unión Ibérica de Radio	4,558	—	—	535	—	—	5,093
Inversiones Tabaqueras Internacionales Cigars Subgroup (ITI Cigars):	108	223	(76)	7	—	4	266
ALDEASA Subgroup:	—	1,460	(412)	—	—	—	1,048
LOGISTA Subgroup:
Iberia L.A.E.	195,273	34	(195,307)	—	—	—	—
Other	934	—	(642)	302	(112)	—	482
SEITA Subgroup:
Intertab	1,077	—	—	253	—	(10)	1,320
LTR Industries	6,971	—	(7)	4,047	(2,971)	—	8,040
MITSA	433	—	—	327	—	—	760
TOTAL	379,366	1,717	(344,150)	453	(4,404)	(6)	32,976

The most significant financial information related to holding interests in the main associates is as follows:

	THOUSANDS OF EUROS
	Assets		Equity		Revenues
	12-31-06	12-31-05	12-31-06	12-31-05	12-31-06	12-31-05

Urex Inversiones Subgroup:
Compañía Española de Tabaco en Rama	73,463	77,699	58,610	57,772	39,952	34,357
Unión Ibérica de Radio	15,706	16,520	13,109	11,209	4,335	4,203
SEITA Subgroup:
Intertab	3,449	3,399	2,111	2,641	10,447	10,639
LTR Industries	93,862	113,863	13,492	12,576	92,663	100,446
MITSA	6,300	7,634	1,079	3,165	6,095	7,289

Annex I includes a list of main holding interests in associates, which details the name, corporate headquarters, and primary business activity, the percentage of ownership held by the Group, as well as additional financial information.

The most significant financial information related to ownership interests in the main joint ventures is as follows (considering a 100% participation):

	Current	Non-current	Current	Non-current
2006	assets	assets	liabilities	liabilities	Revenue	Expenses
Corporación Habanos Subgroup	266,596	612,053	135,079	91,654	409,283	337,053
Aldeasa Subgroup	138,357	538,101	145,538	239,490	669,570	668,630

	Current	Non-current	Current	Non-current
2005	assets	assets	liabilities	liabilities	Revenue	Expenses
Corporación Habanos Subgroup	260,824	684,284	181,689	46,470	368,114	292,485
Aldeasa Subgroup	147,438	713,911	390,831	122,449	437,372	417,608

11                          FINANCIAL INVESTMENTS

11.1                AVAILABLE-FOR-SALE. The variations recorded in 2006 and 2005 in this caption were as follows:

	THOUSANDS OF EUROS
	Balance at	Additions		Balance at
2006	01-01-06	and transfers	Reductions	12-31-06
Cost:
Iberia L.A.E	140,074	28,690	—	168,764
Other	5,880	—	(1,718)	4,162
TOTAL	145,954	28,690	(1,718)	172,926

	THOUSANDS OF EUROS
	Balance at	Additions			Balance at
2005	01-01-05	and transfers	Reductions	Other	12-31-05
Cost:
Iberia L.A.E	—	155,978	(15,904)	—	140,074
Other	8,495	5,693	(12,917)	4,609	5,880
TOTAL	8,495	161,671	(28,821)	4,609	145,954

At 31 December 2006 and 2005, Iberia L.A.E. quoted at EUR 2.79 and EUR 2.29 per share, respectively.

Pursuant to IFRS-EU, the net increase in available-for-sale investments has been recognised with a charge to equity (see Consolidated statement of recognised income and expense).

This caption also includes other minority investments in non-consolidated companies that are individually insignificant.

11.2               OTHER NON-CURRENT FINANCIAL ASSETS. The variations recorded in 2006 and 2005 in this caption were as follows:

	THOUSANDS OF EUROS
	Balance at		Changes in	Retirements	Transfers	Translation	Balance at
2006	01-01-06	Additions	perimeter	or Reductions	and Other	Differences	12-31-06

Cost:
Long-term loans	58,856	5,055	1,008	(7,460)	(4,708)	(1,740)	51,011
Long-term deposits and guarantees	21,085	7,733	122	(678)	(1,877)	(985)	25,400
Other investments	4,225	1,029	—	(28)	(10)	(401)	4,815
	84,166	13,817	1,130	(8,166)	(6,595)	(3,126)	81,226
Provisions	(18,881)	—	—	2,392	18	196	(16,275)
TOTAL	65,285	13,817	1,130	(5,774)	(6,577)	(2,930)	64,951

	THOUSANDS OF EUROS
	Balance at		Changes in	Retirements	Transfers	Translation	Balance at
2005	01-01-05	Additions	perimeter	or Reductions	and Other	Differences	12-31-05

Cost:
Long-term loans	61,117	5,153	—	(6,959)	(2,743)	2,288	58,856
Long-term deposits and guarantees	20,168	501	374	(3,506)	1,939	1,609	21,085
Other investments	2,932	3,222	—	(100)	(2,201)	372	4,225
	84,217	8,876	374	(10,565)	(3,005)	4,269	84,166
Provisions	(19,258)	(4,760)	—	5,098	263	(224)	(18,881)
TOTAL	64,959	4,116	374	(5,467)	(2,742)	4,045	65,285

LONG-TERM LOANS

The loans granted are mainly loans granted to personal, loans to third parties and loans to finance the tobacco industry. The detail by maturity and interest rate is as follows:

	Balance at	Maturity						Average
	12-31-06	2007	2008	2009	2010	2011	Other	interest Rate
Employee loans
Loans in foreign currency	14,516	1,517	1,418	1,370	1,324	1,275	7,612	4%
Loans to the tobacco industry
Loans in foreign currency	13,694	1,424	2,967	2,917	2,870	3,516	—	Libor+0.625%
Loans to third parties
Loans in euros	10,920	4,820	6,100	—	—	—	—	Various
Loans in foreign currency	11,881	791	11,090	—	—	—	—	Libor+0.25%
TOTAL	51,011	8,552	21,575	4,287	4,194	4,791	7,612

11.3                        Financial Assets Valued at Fair Value. The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Current deposits and other assets	30,796	53,063
Derivatives at fair value (see Note 26)	27,366	44,011
	58,162	97,074

“Current deposits and other assets” mainly includes investments made by the Group in deposits which availability is not inmediate.

11.4                        OTHER CURRENT FINANCIAL ASSETS. The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Loans granted to third parties	41,845	55,719
Insurance funds	35,136	45,045
Short-term deposits and guarantees	1,784	1,744
Loans granted to associates (Note 36)	—	206
Other	117	1,408
Loans granted to third parties	(8,321)	(8,462)
	70,561	95,660

At 31 December 2006, the loans granted to third parties were primarily loans for financing the tobacco industry in an amount of EUR 28,142 thousand (EUR 31,263 thousand in 2005). The average interest rate on the loans in 2006 and 2005 was Libor+0.625% and 4.22%, respectively.

The “Insurance funds” account corresponds primarily to investments held with various insurance companies which is remunerated using a floating interest rate. In 2006, the average interest rate was 3.37% (4.26% in 2005).

12                          INVENTORIES

The detail of the Group’s inventories as of 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Raw materials and other supplies	547,058	570,308
Semifinished goods and work-in-progress	71,329	76,121
Finished goods	349,432	338,285
Merchandise	1,069,610	1,033,606
Provisions	(52,765)	(51,970)
	1,984,664	1,966,350

13                          TRADE AND OTHER RECEIVABLES

The detail of this caption in the accompanying consolidated balance sheets at 31 December 2006 and 2005 is the following:

	THOUSANDS OF EUROS
	2006	2005
Receivables for sales and services	2,278,155	2,031,900
Receivable from associates and related parties (Note 36)	7,589	6,383
Other receivables	216,388	495,968
Employee receivables	3,511	2,531
Advances to suppliers	31,751	34,403
Less- Allowances for bad debts	(56,364)	(54,695)
	2,481,030	2,516,490

RECEIVABLES FROM SALES AND SERVICES

This account includes mainly the balances receivable from sales outlets for the sale of tobacco and revenue and postage stamps relating, basically, to the last supply in the year for settlement at the beginning of the following year. It also includes excise taxes on the tobacco products and VAT on the sale of tobacco, which are not included in revenues (Note 4.17).

The average collection period ranges between 10 and 45 days, with no interest accrual as a general rule. The Group follows the procedures for determining potentially bad debts on the basis of a specific analysis. The Group’s Board of directors considers that the carrying value of trade and other receivables approximate their fair value.

OTHER RECEIVABLES

This account includes, basically, the sum of excise taxes on the tobacco products charged at year-end and after being passed on to customers.

ADVANCES TO SUPPLIERS

This account includes advances granted to companies consolidated using proportionate consolidation which have not been eliminated on consolidation amounting to EUR 13,826 thousand in 2006 and EUR 15,600 thousand in 2005.

14                          CASH AND CASH EQUIVALENTS

The detail of this caption in the consolidated balance sheets at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Cash	816,775	413,244
Funds (money market)	152,141	585,010
Eurodeposits	13,135	10,122
SICAV (Morocco)	171,039	80,381
Other	5,734	3,708
	1,158,824	1,092,465

This caption mainly includes the Group’s cash, money-market mutual funds and bank deposits initially maturing in three months or less. The average interest rate earned by the Group on its balances of cash and cash equivalents in 2006 was 2.77% (2.05% in 2005).

The carrying amount of these assets approximates their fair value.

15                          OTHER CURRENT ASSETS

The “Other current assets” caption of the accompanying consolidated balance sheets at 31 December 2006 and 2005 corresponds to advanced payments.

16                          VARIATION IN EQUITY, SHARE CAPITAL AND TREASURY STOCK

The movement in equity in 2006 and 2005 was the following:

			RESERVES OF THE PARENT COMPANY
				Revaluation	Difference Due to		Reserves
				Reserve	redenomination		for
	Share	Treasury	Legal	RD Law	of share capital	Voluntary	treasury
	capital	stock	reserve	7/1996	in Euros	reserves	stock
BALANCE AT 1 JANUARY 2005	169,933	—	33,987	53,461	309	1,177	16,188
First-time adoption of IAS 32 and 39	—	(131,167)	—	—	—	—	114,978
Distribution of profit -
- To reserves	—	—	—	—	—	423,586	—
- To dividends	—	—	—	—	—	—	—
Acquisition of treasury stock	—	(431,766)	—	—	—	—	—
Capital reduction	(8,400)	456,357	(1,680)	—	—	(446,277)	—
Translation differences	—	—	—	—	—	—	—
Other variations in treasury stock	—	(18,206)	—	—	—	26,289	(26,289)
Profit for the year	—	—	—	—	—	—	—
Valuation adjustments recognized in equity	—	—	—	—	—	—	—
Change in consolidation perimeter	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	—	—
BALANCE AT 31 DECEMBER 2005	161,533	(124,782)	32,307	53,461	309	4,775	104,877
Distribution of profit -
- To reserves	—	—	—	—	—	489,330	—
- To dividends	—	—	—	—	—	—	—
Acquisition of treasury stock	—	(487,301)	—	—	—	—	—
Capital reduction -
- Amortization of Treasury stock	(7,860)	485,526	(1,572)	—	—	(476,094)	—
- Nominal Value reduction	(128,061)	—	(25,613)	—	—	153,674	—
Translation differences	—	—	—	—	—	—	—
Other variations in treasury stock	—	(14,056)	—	—	—	777	(777)
Profit for the year	—	—	—	—	—	—	—
Valuation adjustments recognized in equity	—	—	—	—	—	—	—
Actuarial gains and losses	—	—	—	—	—	—	—
Other movements	—	—	—	—	—	—	—
BALANCE AT 31 DECEMBER 2006	25,612	(140,613)	5,122	53,461	309	172,462	104,100

		Valuation
	Reserves at	adjustments
	consolidation	recognised	Profit for		Minority	Total
	Companies	In equity	the year	Total	interest	equity

BALANCE AT 1 JANUARY 2005	325,436	—	539,337	1,139,828	286,649	1,426,477
First-time adoption of IAS 32 and 39	(14,654)	(2,849)	—	(33,692)	(10,745)	(44,437)
Distribution of profit -
- To reserves	(130,885)	—	(292,701)	—	—	—
- To dividends	—	—	(246,636)	(246,636)	(17,223)	(263,859)
Acquisition of treasury stock	—	—	—	(431,766)	—	(431,766)
Capital reduction	—	—	—	—	—	—
Translation difference	129,404	—	—	129,404	4,103	133,507
Other variations in treasury stock	—	—	—	(18,206)	—	(18,206)
Profit for the year	—	—	576,615	576,615	52,891	629,506
Valuation adjustments recognized in equity	—	(11,965)	—	(11,965)	—	(11,965)
Change in consolidation perimeter	—	—	—	—	(88,221)	(88,221)
Other movements	(7,176)	—	—	(7,176)	(24)	(7,200)
BALANCE AT 31 DECEMBER 2005	302,125	(14,814)	576,615	1,096,406	227,430	1,323,836
Distribution of profit -
- To reserves	(173,331)	—	(315,999)	—	—	—
- To dividends	—	—	(260,616)	(260,616)	(22,282)	(282,898)
Acquisition of treasury stock	—	—	—	(487,301)	—	(487,301)
Capital reduction -
- Amortization of Treasury stock	—	—	—	—	—	—
- Nominal Value reduction	—	—	—	—	—	—
Translation differences	(99,326)	—	—	(99,326)	(4,272)	(103,598)
Other variations in treasury stock	—	—	—	(14,056)	—	(14,056)
Profit for the year	—	—	452,667	452,667	56,643	509,310
Valuation adjustments recognized in equity	—	17,622	—	17,622	8,106	25,728
Actuarial gains and losses	(16,304)	—	—	(16,304)	—	(16,304)
Other movements	(19,024)	—	—	(19,024)	(3,747)	(22,771)
BALANCE AT 31 DECEMBER 2006	(5,860)	2,808	452,667	670,068	261,878	931,946

Changes in the Parent Company’s share capital in 2005 and 2006 were as follows:

	NUMBER OF SHARES	PAR VALUE (EUROS)

No of shares and par value at 1 January 2005	283,221,426	0.60
Capital reduction via cancellation of treasury shares:	(14,000,000)	0.60
No of shares and par value at 31 December 2005	269,221,426	0.60
Capital reduction via cancellation of treasury shares:	(13,100,000)	0.60
Capital reduction with credit to reserves	—	(0.50)
No of shares and par value at 31 December 2006	256,121,426	0.10

On 18 July 2006, the Parent Company reduced capital through the amortization of 13,100,000 treasury shares with a par value of EUR 7,860 thousand and a reduction of EUR 477,666 thousand to reserves. On 21 July 2006, the Parent Company reduced capital with a credit to “Voluntary reserves” of EUR 128,061 thousand via the reduction in nominal value of the shares from EUR 0.60 to EUR 0.10.

In addition, in 2005 the Parent Company reduced capital through the retirement of 14,000,000 treasury shares with a par value of EUR 8,400 thousand and a decrease of EUR 447,957 thousand to reserves.

At 31 December 2006, all of the shares were of the same class and are fully subscribed and paid.

At 31 December 2006, none of the shareholders owned more than 10% of the share capital of Altadis, S.A.

The Parent Company’s shares, which are listed on the electronic trading platform (the continuous market) of the Spanish and Paris Stock Exchanges, all have equal voting and dividend rights.

TREASURY SHARES

The variations in this heading in the consolidated balance sheets at 31 December 2005 and 2006 were as follows:

		THOUSANDS OF EUROS
	Number of	Acquisition
	shares	Cost	Provision	Total

Balance at 1 January 2005	4,423,474	131,167	(114,978)	16,189
Increases	12,575,719	431,766	—	431,766
Decreases	(78,774)	(1,699)	—	(1,699)
Capital reduction	(14,000,000)	(456,357)	—	(456,357)
Share distribution plan (see Note 34-d)	—	19,905	—	19,905
Transfer from balance of provision for treasury shares	—	—	114,978	114,978
BALANCE AT 31 DECEMBER 2005	2,920,419	124,782	—	124,782
Increases	12,996,307	487,300	—	487,300
Decreases	(116,726)	(2,551)	—	(2,551)
Capital reduction	(13,100,000)	(485,526)	—	(485,526)
Free shares plan (see Note 34-d)	—	16,608	—	16,608
BALANCE AT 31 DECEMBER 2006	2,700,000	140,613	—	140,613

The average purchase price for Parent Company shares in 2006 was EUR 37.495 (EUR 34.33 per share in 2005). As explained in Note 34-d, the Board of Directors of Altadis, S.A. approved a free shares plan divided up into three stages. The Group decided to fund the first two stages of the plan with an equity swap contract with a financial institution. As a result of this contract, a non-current account payable to this entity amounting to EUR 19.9 million was recognised for the acquisition of shares in the first stage and EUR 16.6 million in the second (see Note 23). For the purpose of presenting the IFRS financial statements, the related asset was treated as treasury shares and, therefore, is deducted from equity.

At 31 December 2006 and 2005, consolidated companies held treasury shares of the Parent Company mainly for the purpose of reducing capital.

17         RESERVES OF THE PARENT COMPANY

LEGAL RESERVE

Under the revised Spanish Corporations Law, 10% of the Parent Company’s income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount. With the exception of the above, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses provided other reserves are insufficient for this purpose.

The Parent Company’s legal reserve is fully provided.

RESERVE FOR TREASURY SHARES

Under the revised Spanish Corporations Law, a restricted reserve has been set up equal to the carrying value of Parent Company shares held by the Group.

This reserve may be freely distributed once the circumstances that warranted it have disappeared.

REVALUATION RESERVE ROYAL DECREE LAW 7/1996, OF 7 JUNE

Pursuant to Royal Decree Law 7/1996 of 7 June, Altadis, S.A. revalued its property, plant and equipment by EUR 55,113 thousand and paid a single 3% tax on the net amount of the revaluation.

The balance of this reserve may be used, free of tax, to offset the book losses of Altadis, S.A., in prior years’ of the current year, or losses which might arise in the future, and to increase share capital. From 1 January 2007 the balance of this account can be taken to unrestricted reserves provided that the capital gain has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or retired from the accounting records. If the balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

18           RESERVES AT FULLY- OR PROPORTIONATELY-CONSOLIDATED COMPANIES

The detail of these reserves at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006			2005
		Translation			Translation
		differences			differences
Company	Reserves (*)	and other	Total	Reserves (*)	and other	Total
SEITA Subgroup	10,125	26,581	36,706	150,900	33,370	184,270
Altadis Holdings USA Subgroup	(207,362)	(5,751)	(213,113)	(148,169)	34,293	(113,876)
LOGISTA Subgroup	125,535	—	125,535	92,829	—	92,829
Urex Inversiones, S.A.	25,674	1,447	27,121	27,878	—	27,878
Corporación Habanos Subgroup	(171,654)	(10,318)	(181,972)	(175,657)	18,745	(156,912)
TCI Subgroup	55,177	(2,973)	52,204	86,999	—	86,999
Other companies	179,621	(29,786)	149,835	188,614	(7,912)	180,702
	17,116	(20,800)	(3,684)	223,394	78,496	301,890

(*)   The balances of “Reserves” (mostly in Altadis Holdings USA Subgroup and Corporación Habanos Subgroup) include translation differences generated at origin which were recorded under this heading in accordance with IFRS 1.

Reserves at consolidated companies include the retained earnings at the beginning of the year of the consolidated companies, including consolidation adjustments.

19           RESERVES AT ASSOCIATES

The detail of these reserves at 31 December 2006 and 2005 is as follows:

	Thousands of Euros
	2006			2005
		Translation			Translation
Company	Reserves	differences	Total	Reserves	differences	Total
SEITA Subgroup	5,679	(94)	5,585	5,374	(65)	5,309
UREX Inversiones Subgroup	(8,003)	—	(8,003)	(8,371)	—	(8,371)
Other companies	242	—	242	3,297	—	3,297
	(2,082)	(94)	(2,176)	300	(65)	235

20           VALUATION ADJUSTMENTS RECOGNIZED IN EQUITY

This primarily includes changes in the value of available-for-sale financial investments and financial hedging instruments.

VARIATIONS IN THE VALUE OF AVAILABLE-FOR-SALE INVESTMENTS

This includes the net amount of changes in the market value of assets classified as available for sale. The variations in this heading in 2006 and 2005 were as follows:

2006	THOUSANDS OF EUROS
Balance at 1/1/06	786
Variation in the year (primarily IBERIA L.A.E.)	15,777
Balance AT 12/31/06	16,563

2005	THOUSANDS OF EUROS
Balance at 1/1/05	—
First-time adoption of IAS 32 and 39	(184)
Variation in the year	970
BALANCE AT 12/31/05	786

HEDGING RESERVE

Includes the net variation in the value of financial hedging instruments designated as cash flow hedges (see Note 26).

The variations in this heading in 2006 and 2005 were as follows:

2006	THOUSANDS OF EUROS
Balance at 01-01-06	(15,600)
Valuation of derivates at fair value at year-end	1,845
BALANCE AT 12/31/06	(13,755)

2005	THOUSANDS OF EUROS
Balance at 01/01/05	—
First-time adoption of IAS 32 and 39	(2,665)
Valuation of derivatives at fair value at year-end	(12,935)
BALANCE AT 12/31/05	(15,600)

21                                  MINORITY INTERESTS

The detail by consolidated company of “Minority interest” and “Profit attributable to minority interest” is as follows:

	THOUSANDS OF EUROS
	2006		2005
		Profit		Profit
	Minority	attributable to	Minority	attributable to
Company	interests	minority interest	interests	minority interest
LOGISTA Subgroup	211,695	44,493	180,047	44,664
TCI Subgroup	34,446	6,158	32,591	5,475
Other companies	15,737	5,992	14,792	2,752
	261,878	56,643	227,430	52,891

22                                  BONDS AND OTHER MARKETABLE DEBT SECURITIES

NON-CURRENT

The detail of this caption is as follows:

	THOUSANDS OF EUROS
			Annual
Concept	2006	2005	Interest Rate (%)	Maturity
2003 Issue-
Fixed rate
First tranche	600,000	600,000	4.250%	2008
Second tranche	500,000	500,000	5.125%	2013
2005 Issue-
Fixed rate
Single tranche	491,892	491,150	4%	2015
BALANCE AT YEAR-END	1,591,892	1,591,150

In October 2003, the Board of Directors partially exercised the authorisation to issue bonds granted to it at the General Shareholders’ Meeting. This issue, for EUR 1,100,000 thousand, was made in 2003 through Altadis Finance, B.V. and underwritten by the Parent Company. These securities trade on the Luxembourg Stock Exchange.

In December 2005, another bond issue was held, in a single tranche, with a fixed 4% coupon. This issue was carried out by Altadis Emisiones Financieras, S.A.U. for a nominal amount of EUR 500,000 thousand. These securities trade on the London Stock Exchange and are also secured by the Parent Company.

CURRENT

This balance mostly corresponds to commercial paper issued, primarily by Altadis Financial Services, S.N.C., as follows:

	THOUSANDS OF EUROS
Issuer	2006	2005
Altadis Financial Services, S.N.C.	473,165	340,092
Other	13,686	14,906
BALANCE AT THE END OF THE YEAR	486,851	354,998

Altadis Financial Services, S.N.C. issues commercial paper on the money market pursuant to the regulations of the Central Bank of France. Commercial paper is issued with maturities ranging from one to three months and bears interest of Eonia plus a spread at market rates.

23                                  BANK LOANS AND OTHER FINANCIAL LIABILITIES

The detail of this caption at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006			2005
	Non-current	Current	Total	Non-current	Current	Total
Credit facilities	1,915	148,265	150,180	3,924	51,023	54,947
Loans	554,408	508,394	1,062,802	610,326	224,037	834,363
Collection rights transferred	—	528,806	528,806	—	765,017	765,017
Altadis Maroc purchase option (see Note 8)	—	—	—	—	325,727	325,727
Accrued interest and other (see Notes 16 and 34-d)	45,819	18,885	64,704	32,488	17,152	49,640
TOTAL	602,142	1,204,350	1,806,492	646,738	1,382,956	2,029,694

The undrawn amounts of the Group’s credit facility at 31 December 2006 and 2005 are EUR 1,345 and EUR 1,245 million, respectively. The amount at 31 December 2006 includes EUR 1,200 million relating to the limit of a syndicated credit facility arranged by the Group against which no amounts had been drawn down as of that date (EUR 1,200 million at 31 December 2005). The average interest rates on the credit facilities in 2006 and 2005 were 3,68% and 2.60%, respectively.

The detail of loan balances at 31 December 2006 and 2005 is as follows:

			THOUSANDS OF EUROS
			2006		2005
Currency	Maturity	Interest rate	Non-Current	Current	Non-Current	Current
Euros	2006	3.4%	—	—	—	176,530
Euros	2007	Euribor+0,37%	—	380,857	50,000	—
Euros	2009	4.89%	72,280	—	72,000	—
Euros	2011	Euribor+0.8%	110,000	—	—	—
USD	2006	Libor+0.4%	—	—	11,019	47,507
USD	2007	Euribor+0.35%	—	15,011	17,281	—
USD	2008	Libor+0.4%	9,871	—	1,926	—
USD	2009	Libor+0.35%	24,677	—	—	—
Dirhams	2010	4.85%	337,580	112,526	458,100	—
			554,408	508,394	610,326	224,037

At 31 December 2006 and 2005, the SEITA Subgroup had a financing scheme in euros involving the assignment of collection rights for securitisation. This financing scheme matures on 15 November 2010. The balance at 31 December 2006 and 2005 of securitised receivables was EUR 510,300 thousand and EUR 594,610 thousand, respectively. This account also included EUR 170,407 thousand relating to factoring receivables assigned by the LOGISTA subsidiary at 31 December 2005.

The detail of bank loans by maturity is as follows:

	THOUSANDS OF EUROS
	2006	2005
Maturity:
Sight or less than 1 year	1,204,350	1,382,956
Between 1 and 2 years	165,524	80,974
Between 2 and 3 years	238,091	33,013
Between 3 and 4 years	124,527	72,137
Between 4 and 5 years	74,000	458,215
Over 5 years	—	2,399
	1,806,492	2,029,694

The Directors estimate that the fair value of the Group’s debt is similar to its carrying value.

Some of the financial transactions indicated in this Note require compliance with certain accounting and equity-related ratios associated with the Group’s consolidated financial statements. At 31 December 2006, all the covenants were being met.

24                                  FINANCE LEASE PAYABLES

The detail of the Group’s finance leases at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	Present value of lease payments
	2006	2005
Finance lease payables-
Nominal value of lease liabilities	50,724	53,022
Less future finance charge	(6,345)	(6,463)
Present value of lease liabilities	44,379	46,559
Less: Balance due in less than 12 months (included in current liabilities)	3,847	2,805
Balance due after 12 months (included in non-current liabilities)	40,532	43,754

The Group’s main finance lease corresponds to Altadis, S.A.’s registered offices (see Note 6).

In the year ended 31 December 2006, the effective average interest rate of the debt was 3.4% (2.9% in 2005). Interest rates are fixed at the lease date. Lease depreciation is fixed and there are no agreements for the payment of contingent rents. All lease liabilities are in euros.

The fair value of the Group’s lease liabilities is close to the carrying value of the leases.

The Group’s finance leases are guaranteed by the encumbrance of the lessees on the leased assets.

25                                  OTHER NON-CURRENT LIABILITIES

The detail of “Other non-current liabilities” on the liability side of the accompany consolidated balance sheet at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Valuation at fair value of hedged Debt	3,216	30,697
Pension plan liabilities	9,186	27,393
Deposits and guarantees received	8,718	44,689
Capital grants	3,365	3,536
Other liabilities	14,577	3,041
TOTAL	39,062	109,356

At 31 December 2006 and 2005, “Pension plan liabilities” includes the long-term balance payable relating to externalised pension plans (see Note 4.12).

26                                  DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to business, operating and cash flow risks. Among them, the Group uses certain financial instruments for hedging purposes (interest rate, net foreign investment and foreign exchange hedges). The Group has also contracted several instruments that do not meet hedge accounting criteria. The detail of all these instruments is as follows:

FOREIGN EXCHANGE HEDGES

The detail of foreign exchange hedges taken out and outstanding as of December 31, 2006 is as follows:

					FAIR VALUE
Currency hedges	Hedge classification	Currency (*)	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Currency futures	Cash flow hedge	Purchase of USD	75,930	2007	—	3,395
Currency options	Cash flow hedge	Sale of USD	110,099	2007	5,676	—

(*) USD = US Dollar

HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

The detail of hedges of net investments in foreign operations taken out and outstanding as of December 31, 2006 is as follows:

				FAIR VALUE
		Notional		Financial	Financial
Hedges of net		amount		Asset	Liability
investments in		(Thousands		(Thousands	(Thousands
foreign operations	Currency (*)	of Euros)	Maturity	of Euros)	of Euros)
Future contract	Sale of RUB	62,110	2007	—	7,490
Future contract	Sale of MAD	149,210	2011	—	996

(*) RUB = Russian roubble

MAD = Moroccan dirham

INTEREST RATE HEDGES

The detail of interest rate hedges taken out and outstanding as of December 31, 2006 is as follows:

					FAIR VALUE
Interest rate hedges	Hedge classification	Rate	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Interest rate cap	Cash flow hedge	n/a	250,000	2008	434	—
Interest rate swap	Fair value	Fixed to Floating	500,000	2013	4,614	—

DERIVATIVE FINANCIAL INSTRUMENTS THAT DO NOT MEET HEDGE ACCOUNTING CRITERIA

The detail of derivative contracts taken out and outstanding as of December 31, 2006 is as follows:

a)  Foreign exchange derivatives

				FAIR VALUE
	Currency (*)	Notional amount (Thousands of Euros)	Maturity	Financial Asset (Thousands of Euros)	Financial Liability (Thousands of Euros)
Currency swap	Sale of PLN	26,225	2007	203	—
Currency swap	Sale of USD	157,403	2007	3,417	—
Currency swap	Sale of USD	224,753	2007 & 2008	10,304	—
Future contract	Sale of USD	2,155	2007	32	—
Future contract	Sale of USD	53,151	2007	254	—
Future contract	Purchase of USD	17,326	2007	—	96

(*) PLN = Zloty

USD = US Dollar

b)  Interest rate derivatives

				FAIR VALUE
		Notional		Financial	Financial
		amount		Asset	Liability
		(Thousands		(Thousands	(Thousands
	Rate (*)	of Euros)	Maturity	of Euros)	of Euros)
Interest rate swap	USD	179,195	2007 and 2008	2,156	—
Interest rate swap	EUR	264,435	2007	1	—
Cap option	EUR	300,000	2008	275	—
Cap option	USD	113,895	2009 and 2010	—	221

(*) USD = US Dollar

The Group calculates the fair value of the financial instruments based on market and present value.

The total amount of financial liabilities referred to in this note is recognised under “Other liabilities” on the accompanying balance sheet.

The detail of derivative contracts taken out and outstanding as of December 31, 2005 is as follows:

Foreign exchange hedge at 12/31/05	Rate	Amount hedged (Thousands of euros)	Expiry
Currency swap	Purchase of USD	119,700	2006
	Sale of RUB	120,500	2006
	Sale of RUB	54,000	2007
	Sale of USD	187,400	2006
	Sale of USD	166,150	2007
	Sale of USD	33,900	2008
Currency options	Sale of USD	59,300	2006

	THOUSANDS OF EUROS - AMOUNT AT 12/31/05
Foreign exchange hedge	Financial Asset	Financial Liability
Currency swap -
Purchase of USD	4,622	—
Sale of RUB	1,573	22,870
Sale of USD	—	2,090
Sale of MAD	—	—
Currency options -
Sale of USD	—	182
Other	450	1,905
TOTAL	6,645	27,047

Interest-rate		Amount Hedged
hedges at 12/31/05	Rate	(thousands of euros)	Currency	Expiry
Interest rate cap	n/a	250,000	EUR	2008
Interest-rate swaps	Floating to fixed	200,000	EUR	2006
	Floating to fixed	196,000	USD	2007
	Floating to fixed	40,000	USD	2008
	Fixed to floating	500,000	EUR	2013

	THOUSANDS OF EUROS - AMOUNT AT 12/31/05
Interest-rate hedges	Financial Asset	Financial Liability
Interest rate cap	321	—
Interest-rate swaps
Floating to fixed	3,327	930
Fixed to floating	33,718	30,697
TOTAL	37,366	31,627

27                                  RISK EXPOSURE

The Group’s financial risk management is carried out by the Corporate Finance Department. This area has the necessary mechanisms to control, depending on the Group’s financial structure and position and macroeconomic factors, exposure to fluctuations in interest and exchange rates and credit and liquidity risks using hedging operations when required. The main financial risks and the corresponding Group policies are explained below:

CREDIT RISK

The Group’s main financial assets are cash and cash equivalents (see note 14) and trade and other receivables (see note 13). In general, cash and cash equivalents are held with entities with a high credit rating and most trade and other receivables are guaranteed via guarantees, credit insurance and operations with banks.

Third-party credit risk is not highly concentrated due both to the diversification of the Group’s financial investments and to the distribution of its trade risk over a large number of customers with short collection periods.

INTEREST-RATE RISK

Through cash and cash equivalents and financial debt the Group is exposed to fluctuations in interest rates which could have an adverse effect on its results and cash flow. In order to reduce this risk, the Group has established policies and taken out financial instruments so that between 50% and 70% of net debt bears a fixed interest rate.

EXCHANGE-RATE RISK

The Group is exposed to fluctuations in exchange rates which may affect its sales, results, shareholders’ equity and cash flows deriving from the following:

•    Investments in foreign countries (mainly in Morocco, Russia, Cuba and the US).

•    Purchases and sales denominated in foreign currency, mainly of raw materials and exports of cigarettes denominated in US dollars.

•    Transactions carried out by Group companies operating in countries whose currency is not the euro (mainly in Morocco, Russia, Cuba and the US).

In order to reduce this risk, the Group has established policies and taken out certain financial instruments (see Note 26). In particular, the Group endeavours to match its financial debt with the cash flows in the various currencies. In addition, financial instruments are used to reduce exchange rate differences on transactions in foreign currencies.

LIQUIDITY RISK

The Group has to make payments arising from its activities, including significant amounts for excise taxes and VAT which, in general, are paid in advance.

In order to guarantee liquidity and meet all payment commitments arising from its activities, the Group has available the financing and credit lines described in Note 23.

28                                  PROVISIONS

The detail of provisions in the accompanying consolidated balance sheet at 31 December 2006 and of the main variations in 2006 is as follows:

	THOUSANDS OF EUROS
	Balance at		Amounts used		Translation	Balance at
	12/31/05	Additions	and reductions	Transfers	differences	12/31/06
Non-current provisions:
Restructuring plans	56,067	96,964	(3,275)	(2,737)	—	147,019
Provision for pension and similar obligations	79,291	2,065	(15,058)	(10,034)	(3,428)	52,836
Provisions for contingencies and other claims	205,810	49,034	(27,129)	23,885	(126)	251,474
	341,168	148,063	(45,462)	11,114	(3,554)	451,329
Current provisions:
Restructuring plans	125,110	—	(66,690)	2,737	—	61,157
Provisions for contingencies and other Claims	6,096	16,686	(356)	(514)	19	21,931
	131,206	16,686	(67,046)	2,223	19	83,088

Restructuring plans

In July 2003 the Group resolved to carry out an Industrial Plan in 2004 and 2005 (2005 Plan) and reported its intention to do so as a significant event to the Spanish National Securities Markets Commission (CNMV). The aim of the plan is to rationalise the production structures in Spain and France, preserve the Group’s competitiveness and contribute towards maintaining and ensuring its viability. This Industrial Plan envisaged basically the shutdown of nine locations in Spain and France and entailed the reduction of a certain number of jobs and the need to relocate part of the labour force. In 2005, authorization was received from the pertinent authorities in Spain and the Company began implementing the plan in this country.

In addition, in February 2006 the Group said it intended to continue reorganising its businesses in Spain and France (2006 Plan), shedding another 472 jobs (239 in France and 233 in Spain). In 2006, approval was given by the pertinent authorities in both countries.

The outstanding non-externalised commitments to employees or to the related insurance companies, relating to the 2005 and 2006 Plans, which are pending payment as of 31 December 2006, amounted to EUR 117,872 thousand, and are recorded under the “Non-current provisions – Restructuring plans” and “Current provisions – Restructuring plans” in accordance with their expected maturity for amounts of EUR 94,003 thousand and EUR 23,869 thousand, respectively.

Provisions for pensions, similar obligations, contingencies and other claims

At 31 December 2006 the “Provision for pensions and similar obligations” account included mainly the provisions recorded in relation to post-employment or termination payments envisaged in the collective labour and similar agreements of Altadis, S.A., SEITA and Altadis Maroc for amounts of EUR 4,142 thousand, EUR 8,131 thousand and EUR 24,045 thousand, respectively (EUR 5,153 thousand, EUR 7,788 thousand and EUR 25,902 thousand, respectively at 31 December 2005).

This account also includes the provision recorded by Altadis USA, Inc. to cover the pension plans agreed on with its employees. Altadis USA, has certain assets used in these pension plans. The actuarial valuations of these obligations and the fair value of the pension plan assets were carried out by independent experts. The detail of the most important information in relation to the calculation of the actuarial liabilities arising from these commitments is as follows:

MAIN ASSUMPTIONS ALTADIS USA PENSION PLAN

	2006	2005
Discount rates	5.50%	5.75%
Rate of compensation increase	4.27%	4.27%
Expected return on plan assets	8.00%	8.00%

The present value of the commitments is as follows:

PRESENT VALUE OF THE OBLIGATIONS

	THOUSANDS OF EUROS
	2006	2005
Benefit obligations at the beginning of the year	65,179	49,722
Service costs	2,107	2,170
Interest cost	3,141	3,277
Actuarial gain or losses	(2,645)	1,936
Benefits paid	(2,173)	(2,231)
Plan amendments	5,642	2,675
Translation differences	(6,794)	7,630
Obligations at the end of the year	64,457	65,179

“Assets assigned to commitments” and “Plan assets” are those used to directly settle the obligations with employees and that meet the following criteria: are not property of the Group, are only available to pay or finance post-employment compensation and cannot be returned to Group companies.

The detail of pension plan assets is as follows:

CHANGES IN THE ALTADIS USA PLAN ASSETS

	THOUSANDS OF EUROS
	2006	2005
Fair value of plan assets at the beginning of the year	49,765	41,374
Return on plan assets	5,718	4,246
Employer contributions	7,770	185
Benefits paid	(2,177)	(2,231)
Translation differences	(4,946)	6,191
Fair value of plan assets at the end of the year	56,130	49,765

Considering the present value of the obligations and the market value of the plan assets, the situation of the pension plan is as follows:

	THOUSANDS OF EUROS
	2006	2005
Present value of the obligations	64,457	65,179
Market value of the plan assets	(56,130)	(49,765)
Unfunded obligations	8,327	15,414

In order to secure the excess obligations assumed in respect of the fair value of the assets, at 2006 year-end the Group had recorded a provision amounting to EUR 8,327 thousand.

The balance at 31 December 2006 of “Provisions for contingencies and other claims” included EUR 155,717 thousand relating to commitments to personnel arising from the various collective labour agreements and other employee social commitments.

In 2006, the trade unions filed a lawsuit against the parent company demanding that it provide free tobacco to employees. In July 2006 the National Appellate Court (Audiencia Nacional) ruled that Altadis must pay employees in cash an amount equivalent to the updated market value of said rights.

After assessing the legal basis of the lawsuit and the ruling, the Company filed an appeal to the Supreme Court, as it understands that the delivery of free tobacco is not permitted by current legislation in Spain and that in any case, the parties involved should resolve this situation within the framework of the collective labour agreement. The Group has assessed the eventual economic liability deriving from this litigation in accordance with the opinion of its independent legal advisors, considers that this ruling will not significantly affect the accompanying financial statements.

Conversely, in accordance with certain legal proceedings related to tobacco exports in Spain, in 2006 the tax authorities are trying to increase the tax debt originally defined by the National Appellate Court (Audiencia Nacional) and recorded by the Group. The new amount is EUR 14 million (including interest) higher than the original one. However, based on the opinion of the legal advisors, the Group’s directors estimate that there are sufficient objective reasons to consider that the new assessment should not succeed.

Lastly, the group has several on-going lawsuits resulting from the termination of an advisory contract taken out with a company registered in the Middle East. In consideration of the opinion put forward by its legal advisers and taking into account applicable legislation and the status of proceedings, the Company’s directors believe that the rulings in these lawsuits are unlikely to have a significant impact on the accompanying financial statements.

RECOGNITION OF ACTUARIAL GAINS AND LOSSES

As indicated in Note 4.12, the Group has elected to recognise actuarial gains and losses arising from the valuation of pension and other commitments with employees directly in equity, recognising in this connection an amount of EUR 15,394 thousand (before tax) in 2006.

29	TAX MATTERS

CONSOLIDATED TAX GROUP

Altadis, S.A. files a consolidated tax statement including all companies with fiscal residence in Spain in which it has owns a stake of at least 75% directly or indirectly during the period, pursuant to the provisions of Chapter VII of Section VII of the Revised Corporation Tax Law approved by Royal Decree-Law 4/2004.

The remaining dependent companies file taxes in accordance with the tax regulations prevailing in each country.

YEARS OPEN TO INSPECTION

At 31 December 2006, the Consolidated Tax Group had years 2002 and following open to inspection for corporate income tax and last four years for all the other main taxes applicable.

Due to the possible interpretations of tax regulations, the results of future inspections for the years open to inspection could give rise to tax liabilities, the amount of which cannot be objectively determined at present. However, the Group’s tax advisors and the Board of Directors believe that the chances of material liabilities arising as a result are remote.

TAX RECEIVABLE AND PAYABLE

The detail of “Tax receivables” at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Deferred tax assets-
Restructuring plans	138,112	169,652
Other deferred tax assets related to employees	133,230	88,921
Other deferred tax assets	192,468	163,887
TOTAL	463,810	422,460
Tax receivable (current)
VAT	120,991	151,116
Corporate income tax prepayments	29,894	63,349
Accounts receivable from the State for the storage of decommissioned tobacco	3,241	3,241
Other	49,722	32,745
TOTAL	203,848	250,451

The balances of deferred tax assets relate mainly to the period provisions for restructuring plans in prior years, which will be tax-deductible in coming years, and to deferred taxes arising from commitments with employees.

The detail of “Tax payables” at 31 December 2006 and 2005 is as follows:

	THOUSANDS OF EUROS
	2006	2005
Deferred tax liabilities	213,098	253,081
TOTAL	213,098	253,081
Taxes payable (current)
Excise tax on tobacco products	3,239,024	2,835,882
VAT	596,863	584,302
Corporate income tax	67,456	98,192
Accrued social security	33,680	32,230
Personal income tax withholdings	9,845	9,170
Other payables to public entities	43,643	139,605
TOTAL	3,990,511	3,699,381

Short-term balances primarily include the “Excise tax on tobacco products” and “VAT” accrued at SEITA, LOGISTA and Logista Italia and not yet paid to the tax authorities.

Logista and Logista Italia agree with their financial entities and under specific conditions that the payment of excise duties on tobacco products are recognized with a settlement date which is later than the transaction date. Given the singular nature of this agreement, the Group has accounted for this type of operation using settlement date criteria, although at year-end 2006 no impact had been registered given that the settlement date and the transaction date fall in the same accounting period.

RECONCILIATION OF INCOME PER BOOKS AND TAXABLE INCOME -

The reconciliation between corporate income tax for 2006 applying the prevailing tax rate in Spain and the expense recorded is as follows:

THOUSANDS OF EUROS
Consolidated profit before tax	751,478
Income tax at the tax rate	(263,018)
Adjustments to prior years’ income tax	1,703
Effect of changes in the tax rate	(24,949)
Differences relating to tax rates in other countries	(25,346)
Adjustments arising from restructuring transactions	15,262
Adjustments arising on consolidation	9,351
Tax credits	43,256
Other tax relief	7,363
Other differences	(5,790)
Income tax expense for the year	(242,168)

INCOME TAX CHARGED TO EQUITY

In addition to the income tax charged to the income statement, in 2006 the Group charged the following amounts to equity:

THOUSANDS OF EUROS
Adjustments for reduction in general tax rate (Note 4.18)	208
Valuation adjustments, actuarial gain and losses and others	(5,202)
TOTAL	(4,994)

VARIATION IN DEFERRED TAX ASSETS AND LIABILITIES

The variation in deferred tax assets and liabilities in 2006 is as follows:

	Balance at 01/01/06	Variation through income	Variation through equity	Changes in the tax rate	Changes in consolidation perimeter	Translation differences and other	Balance at 12/31/06
Deferred tax assets-
Restructuring plans	169,652	(11,285)	—	(16,683)	—	(3,572)	138,112
Other deferred tax assets related to employees	88,921	44,169	6,597	(6,262)	—	(195)	133,230
Other deferred tax assets	163,887	31,767	(11,591)	(4,881)	9,634	3,652	192,468
TOTAL	422,460	64,651	(4,994)	(27,826)	9,634	(115)	463,810
Deferred tax liabilities-	253,081	(23,020)	—	2,877	(10,500)	(9,340)	213,098

30  TRADE AND OTHER PAYABLES

This caption mostly includes the amounts due on commercial purchases and related costs. The average payment period for commercial purchases is approximately 50 days.

The Directors estimate that the carrying value of trade payables is similar to fair value.

31   THIRD-PARTY GUARANTEES

At 31 December 2006 the Group has guarantees from financial institutions totalling EUR 398,023 thousand (EUR 268,256 thousand at 31 December 2005) which, in general, secure compliance with certain obligations assumed by the consolidated companies in the course of their business. At 31 December 2006, the parent Company had provided guarantees for loans granted to companies consolidated using proportionate consolidation amounting to approximately EUR 120,000 thousand (EUR 120,000 thousand at 31 December 2005), approximately one half of which is recorded in the liability side of the accompanying balance sheet.

Finally, regarding the acquisition of 800 JR Cigar Inc., in October 2003 a purchase option was agreed for the purchaser and a sale option for the seller were agreed upon relating to the remaining ownership interest (49%), which can be exercised after five years have elapsed. The price will be determined on the basis of the company’s results in the eight quarters prior to the exercise of the purchase or sale option.

32   REVENUE AND EXPENSES

A) REVENUE

The detail the balance of this heading in the 2006 and 2005 income statements is as follows:

	THOUSANDS OF EUROS
	2006	2005
Sales of goods	10,814,892	10,530,268
Sales discounts	(13,566)	(12,795)
Sales of services	1,702,077	2,190,753
Revenue	12,503,403	12,708,226
Gains of the disposal of property, plant and equipment (*)	92,367	91,080
Other	40,518	40,568
Other income	132,885	131,648

(*) Most of this amount related the sale of the plant in Valencia (EUR 50,620 thousand) in 2006 and the sale of the La Coruña plant (EUR 75,993 thousand) in 2005 (see Note 6).

B) FINANCIAL REVENUES

The detail of the balance of this heading in the consolidated income statement is as follows:

	THOUSANDS OF EUROS
	2006	2005
Dividend received	1,728	3,690
Income from marketable securities	3,009	6,605
Interest income	97,620	83,615
Excess financial provisions	18,854	14,774
	121,211	108,684

C) FINANCIAL COSTS

The detail of the balance of this heading in the consolidated income statement is as follows:

	THOUSANDS OF EUROS
	2006	2005
Interest expenses	202,737	178,762
Loss on disposal of financial assets	1,081	277
Bad debts	17	—
Provision of financial assets	16,842	24,377
	220,677	203,416

D) HEADCOUNT

The average number of the Group’s employees in 2006 and 2005, was as follows:

	NO. EMPLOYEES (*)
	2006	2005
TOTAL	28,103	27,175

(*)         Does not include staff of Companies consolidated using proportionate consolidation

E) OTHER DISCLOSURES

The fees for 2006 financial audit services and other audit services provided to the companies comprising the Altadis Group by the Group auditor, Deloitte, amounted to EUR 2,284 thousand and EUR 164 thousand, respectively. Additionally, the fees for other professional services amounted to EUR 607 thousand.

33   SEGMENT REPORTING

SEGMENT CRITERIA

The Group’s primary reporting format is by business segments and its secondary reporting format by geographical segments.

Primary reporting format – business segments:

The business segments described hereafter are established in accordance with the Altadis Group’s organisational structure at the end of 2006 bearing in mind the nature of the products and services offered and by customer segments to which they are offered.

In 2006 the Altadis Group’s main business segments, which constitute the basis of its primary reporting, were:

•              Cigarettes

•              Cigars

•              Logistics

•              Other business

Secondary reporting format – geographical segments -

The Group’s businesses operate in the European Union, the rest of Europe, the rest of the OECD and the rest of the world.

BASIS AND METHODOLOGY FOR BUSINESS SEGMENT INFORMATION–

The segment information provided is based on the monthly reports prepared by the Altadis Group and generated using software applications that classify transactions by business segment or geographically.

Segment revenues correspond to revenues directly attributable to the segment plus the general group revenues that can be allocated to the segment using reasonable bases for distribution. Segment Revenues do not include financial revenues not revenues from exchange gains.

Segment results are shown before any adjustment for minority interests.

Segment assets and liabilities are those directly related to the operation of the segment plus those that are directly attributable to it in accordance with the aforementioned distribution criteria and include their part corresponding to business combinations.

Segment information of these businesses is as follows.

PRIMARY REPORTING FORMAT

	THOUSANDS OF EUROS
	Cigarettes		Cigars		Logistics
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
REVENUE
Sales	1,784,832	2,034,277	1,032,027	1,062,387	10,481,092	10,707,363
Other revenue	19,301	32,219	3,337	2,031	15,469	14,466
TOTAL REVENUE	1,804,133	2,066,496	1,035,364	1,064,418	10,496,561	10,721,829
Profit before taxes	361,986	560,848	222,996	201,061	280,659	281,438

	THOUSANDS OF EUROS
	Other		Eliminations		Group Total
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
REVENUE
Sales	389,193	286,882	(1,183,741)	(1,382,683)	12,503,403	12,708,226
Other revenue	94,852	83,903	(74)	(971)	132,885	131,648
TOTAL REVENUE	484,045	370,785	(1,183,815)	(1,383,654)	12,636,288	12,839,874
Profit before taxes	9,341	119,999	(123,504)	(197,325)	751,478	966,021

Inter-segment sales are made at market prices.

The detail of information related to the Group’s business segments is as follows:

	THOUSANDS OF EUROS
	Cigarettes		Cigars		Logistics		Other (*)		Group total
	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Additions of property, plant and equipment	50,166	63,577	10,141	13,577	57,664	71,075	64,406	19,734	182,377	167,963
Depreciation	92,124	93,612	25,990	25,178	43,573	39,572	37,155	36,564	198,842	194,926
Impairment losses recognised in income	31,152	1,094	—	39	—	4,155	495	402	31,647	5,690

BALANCE SHEET
ASSETS
Non-current assets	1,720,271	1,817,659	962,627	1,071,995	1,905,812	1,844,978	573,736	650,335	5,162,446	5,384,967
Current assets	758,909	815,536	533,300	525,181	3,274,143	2,877,860	1,441,055	1,832,941	6,007,407	6,051,518
LIABILITIES
Non-current liabilities	228,662	191,084	127,272	122,954	137,851	138,260	2,444,270	2,532,949	2,938,055	2,985,247
Current liabilities	425,753	461,682	103,008	177,064	4,868,608	4,371,256	1,932,399	2,125,277	7,329,768	7,135,279

(*)         The balances in this column include cash and cash equivalents, current financial assets, bonds and other marketable debt securities and bank loans and other financial debt.

SECONDARY REPORTING FORMAT

The following table provides the breakdown of certain Group balances in accordance with the geographical distribution of the companies that produce them:

	THOUSANDS OF EUROS
					Additions of property,
					plant and equipment
	Revenue		Total assets		and intangible assets
	2006	2005	2006	2005	2006	2005
Spain	2,774,408	3,153,700	4,518,297	5,805,616	75,714	90,069
France	4,845,200	4,776,326	2,961,641	3,687,131	46,598	45,247
Other EU countries	3,333,023	3,256,400	254,633	1,280,558	4,621	13,461
Other OECD countries	723,805	740,200	818,855	342,646	4,360	5,640
Other countries	826,967	781,600	2,646,343	328,411	51,084	13,546
TOTAL	12,503,403	12,708,226	11,199,769	11,444,362	182,377	167,963

34.                               SHARE-BASED PAYMENTS

At 31 December 2006, the Group companies had the following compensation plans linked to the share price:

A)  OPTIONS ON ALTADIS S.A. SHARES

On 21 June 2000, approval was given at the Parent Company’s Shareholders’ Meeting for a compensation scheme for directors holding executive office, executives and employees of the Altadis Group based on the granting of options on the Company’s shares. Two tranches of compensation were approved in 2000 and 2002 for a total of 3,925,500 and 5,980,500 share options, respectively, with strike prices of EUR 16.20 and EUR 23.44 per share, respectively. These rights can be exercised once four years have elapsed and before the sixth year from the grant date.

At 31 December 2006, none of the options granted in 2000 had yet to be exercised and 3,452,944 of the options granted in 2002.

In relation to this stock option plan, in order to hedge the possible fluctuations in Altadis, S.A.’s share price, the Parent Company arranged an equity swap at EUR 22.74 per share for the 2002 plan.

B)  OPTIONS ON SEITA SHARES

In 1996, 1997 and 1998 three compensation plans for certain SEITA employees were approved entailing options on the company’s shares. These plans included a total of 270,740, 278,633 and 354,815 share options, which could not be exercised for a period of five years from the grant date, at the end of which they may be exercised at any time in a period of three years at strike prices of EUR 28.86, EUR 28.58 and EUR 45.53 per share respectively.

Also, when the Altadis Group was created, employees of SEITA were guaranteed the possibility of exchanging the shares relating to these stock option plans for Altadis, S.A. shares, after the option is exercised, and maintaining the exchange ratio of SEITA shares for shares of Altadis, S.A. approved in the acquisition of SEITA by Altadis, S.A. (6 SEITA shares for 19 Altadis S.A. shares).

At 31 December 2006 there is no stock option plan in force, so there were no outstanding share options (36,959 options outstanding at 31 December 2005).

C)  OPTIONS ON LOGISTA SHARES

In 2002 a compensation scheme for certain LOGISTA employees was approved based on the granting of options on the company’s shares. This plan included a total of 722,400 share options, and it was established that the options could be exercised after the third year and before the sixth year of the plan at strike price of EUR 18.73 per share. At 31 December 2006 a total of 233,900 options corresponding to this Plan were outstanding (321,000 options are year-end 2005). This stock option plan is hedged with an equity swap.

D)  FREE SHARES PLAN

Altadis S.A.

In 2005 Altadis’ Board of Directors approved a plan to issue and deliver free shares to employees. The plan had the following characteristics:

1..    The plan will be implemented in three stages, in 2005, 2006 and 2007.

2.       Each stage includes:

•     A three-year period in which the allocation of the rights to the shares options is conditional on certain targets being met.

•     An additional two-year period in which the shares are frozen.

If the targets are achieved, the shares will be delivered without any consideration by the beneficiaries. For the shares initially granted to be effectively allocated, the following targets must be met:

STAGE I: 2005

• To achieve the Total Shareholders’ Return (TSR) target. The value of the TSR is the sum of the increase in Altadis’ share price during the 3-year period in which the rights are generated and the dividends per share for the same period.

The initial value allocated to the share, calculated based on the average price of the 90 sessions of the Madrid Stock Exchange prior to the date of the Board resolution, was EUR 34.75. The Group’s planned TSR target for the first stage must reach EUR 9.27.

STAGE II: 2006

• To achieve the targets for payment of the incentive, which for Stage II of the plan are:

• The TSR of Altadis, S.A., measured as the sum of the increase in the Altadis, S.A. share price and the dividends per share paid during the period in which the rights are generated.

This is based on the initial value of the share, taken as the average price of the 90 sessions prior to the date of allocation of the shares, of EUR 37.10. The target TSR for Stage II of the Plan is EUR 10.05 per share.

• The TSR of Altadis, S.A. relative to the TSR for Ibex 35 companies.

• The TSR of Altadis, S.A. relative to the TSR for a peer group.

The final number of shares allocated in each stage will be determined on the degree of compliance with these targets at the end of the third year of each stage. This will range from 60% of the shares initially allocated when the same percentage of the TSR is reached, to 130% of the number of shares initially allocated when the TSR of Altadis has been exceeded by more than 10%. For the Chairman of the Board of Directors and the Chairman of the Executive Committee and CEO the final number of shares assigned to them may not exceed the initial amount.

If less than 60% of the TSR is reached, all the shares allocated with become null and void.

The initial budget for rights to free shares corresponding to 2005 was 472,050 shares, whereas 439,400 rights to free shares were finally granted. With respect to Stage II, in 2006 a total of 412,200 rights to free shares were allocated. The rights to the free shares in both stages are divided up as follows:

	RIGHTS IN SECOND STAGE	RIGHTS IN FIRST STAGE

Directors	20,000	70,000
Executives	70,000	70,000
Other employees	322,200	299,400

In accordance with the methodology indicated in IFRS 2, the Group recognises the plan as a transaction with share-based payment that is settled with the issuance of equity. The fair value of the equity instruments is measured using a valuation model (asset-or-nothing digital options) with the following assumptions:

	SECOND STAGE OF THE PLAN	FIRST STAGE OF THE PLAN

Volatility	18.02%	20%
Employee turnover rate	2%	2%
Annual dividend yield	3%	3%

The estimated cost of the two stages of the plan (EUR 15.2 million) is taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

LOGISTA

At the end of 2005, LOGISTA’s Board of Directors approved a plan to issue free shares of LOGISTA to employees during a period of three years (2005, 2006 and 2007) similar to the scheme above described for Altadis, S.A.. The main differences with respect to Altadis’ plan are:

	SECOND STAGE OF THE PLAN	FIRST STAGE OF THE PLAN

TSR	11.38 euros	10.08 euros
Number of LOGISTA shares	57,755	59,680
Rights allocated:
Executives	10,400	10,400
Other employees	47,355	49,280

The estimated cost of the abovementioned plan (EUR 5,2 million) is taken to the consolidated income statement on a straight-line basis over the accrual period (three years).

35                          FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions primarily correspond to transactions carried out by Group companies in their functional currencies; US dollars (USD) by Altadis, USA, 800 JR Cigar and Corporación Habanos, Morrocan dirhams (DAM) by Altadis Maroc, Polish zlotys (PLN) by Altadis Polska and Russian roubles (RUB) by Balkan Star.

36                          TRANSACTIONS WITH ASSOCIATES AND OTHER RELATED PARTIES

The balances at 31 December 2006 and 2005 of transactions with associates and other related parties are as follows:

	THOUSANDS OF EUROS
	Accounts receivable
	Receivables		Current loans		Accounts Payable
2006	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	459	—	—	—	2,459
Internacional Cubana del Tabaco, S.L.	—	61	—	—	—	25
Promotora de Cigarros	—	2,471	—	—	—	491
Aldeasa Subgroup	—	714	—	—	—	5
Tabacos Elaborados, S.A.	2,827	—	—	—	1,425	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	6,288	—
LTR Industries	—	1	—	—	—	2,303
MITSA	—	1,056	—	—	—	—
TOTAL	2,827	4,762	—	—	7,713	5,283

	THOUSANDS OF EUROS
	Accounts receivable
	Receivables		Current loans		Accounts payable
2005	Associates	Other	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	195	—	3	—	3,018
Internacional Cubana del Tabaco, S.L.	—	209	—	203	—	21
Promotora de Cigarros	—	2,381	—	—	—	381
Aldeasa Subgroup	—	724	—	—	—	4
Tabacos Elaborados, S.A.	1,782	—	—	—	209	—
Compañía Española de Tabaco en Rama, S.A.	—	—	—	—	3,606	—
LTR Industries	7	—	—	—	1,415	—
MTS	265	—	—	—	230	—
MITSA	820	—	—	—	—	—
TOTAL	2,874	3,509	—	206	5,460	3,424

Current loans earn interest tied to Euribor plus a market spread.

Transactions carried out with associates and other related parties in 2006 and 2005 were as follows:

	THOUSANDS OF EUROS
	Purchases and services		Sales and services
2006	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	27,775	—	379
Internacional Cubana del Tabaco, S.L.	—	—	—	245
Promotora de Cigarros	—	3,700	—	1,216
Aldeasa Subgroup	—	75	—	1,808
Tabacos Elaborados, S.A.	4,189	—	7,227	—
Compañía Española de Tabaco en Rama, S.A.	12,508	—	—	—
LTR Industries	17,260	—	—	—
MITSA	—	—	1,927	—
TOTAL	33,957	31,550	9,154	3,648

	THOUSANDS OF EUROS
	Purchases and services		Sales and services
2005	Associates	Other	Associates	Other

Corporación Habanos Subgroup	—	30,166	—	522
Internacional Cubana del Tabaco, S.L.	—	—	—	89
Promotora de Cigarros	—	3,022	—	1,387
Tabacos Elaborados, S.A.	1,401	—	5,471	—
Compañía Española de Tabaco en Rama, S.A.	14,235	—	—	—
MTS	3,749	—	265	—
LTR Industries	17,184	—	286	—
MITSA	—	—	2,978	—
CITA Subgroup	4,560	—	—	—
Aldeasa Subgroup	—	9,793	—	4,494
TABACO CANARY ISLANDS, S.A. (TACISA)	7,928	—	3,273	—
TOTAL	49,057	42,981	12,273	6,492

37                          BOARD OF DIRECTORS’ AND EXECUTIVES’ COMPENSATION

DIRECTORS’ COMPENSATION-

Compensation paid in 2006 to members of the Board of Directors of Altadis, S.A., by way of per diem allowances and for their membership on some of the Board’s Delegate Committees, amounted to EUR 1,157 thousand (EUR 1,156 thousand in 2005), with the following detail:

	THOUSANDS OF EUROS
	Per diem	Delegate
2006	allowance	Committees	Total

Jean-Dominique Comolli	58.5	45.0	103.5
Antonio Vázquez Romero	58.5	25.0	83.5
César Alierta Izuel	55.5	15.0	70.5
Bruno Bich	52.5	10.0	62.5
Carlos Colomer Casellas	55.5	25.0	80.5
Charles-Henri Filippi	54.0	15.0	69.0
Amado Franco Lahoz	57.0	10.0	67.0
Gonzalo Hinojosa Fernández de Angulo	58.5	45.0	103.5
Jean-Pierre Marchand	54.0	2.5	56.5
Patrick Louis Ricard	54.0	10.0	64.0
Jean-Pierre Tirouflet	58.5	22.5	81.0
Javier Gómez-Navarro Navarrete	54.0	—	54.0
Gregorio Marañón y Bertrán de Lis	58.5	15.0	73.5
Berge Setrakian	58.5	10.0	68.5
Wulf Von Schimmelmann	52.5	10.0	62.5
Marc Grosman	57.0	—	57.0
TOTAL	897.0	260.0	1,157.0

During 2006, 9 Board meetings were held and 24 meetings of its Delegate Committees (6 of the Executive Committee, 6 of the Audit and Control Committee, 6 of the Appointments and Remuneration Committee and 6 of the Strategy, Ethics and Corporate Governance Committee).

Members of the Board of Directors also received a total sum of EUR 200 thousand (EUR 219 thousand in 2005) of per diem allowances for attendance at Board Meetings of Group companies.

The overall salary remuneration received in 2006 by members of the Board amounted to EUR 1,568 thousand and EUR 924 thousand for the fixed and variable items, respectively (EUR 1,697 thousand and EUR 925 thousand in 2005), and comprises: The remuneration paid during the entire year to the Chairman of the Board of Directors of Altadis, S.A. and to the Chairman of the Executive Committee and CEO of Altadis, S.A. and the Executive Chairman of Aldeasa, S.A.

In relation to existing compensation schemes consisting of rights to options over Company shares, the Chairman of the Board and the Chairman of the Executive Committee and CEO were, at the end of 2006, the holders of 185,000 and 70,000 share option rights, respectively, granted in the year 2002 and tied to the Plan approved at the General Shareholders Meeting of June 2000.

In addition, at the end of 2006, the Chairman of the Board held 35,000 free shares from Stage I of the plan and the Chairman of the Executive Committee and CEO 55,000 free shares, 35,000 from Stage I and 20,000 from Stage II of the plan. These shares were allocated by virtue of the Free Share Delivery Plan of Altadis, S.A, approved at the General Shareholders Meeting held in June 2005 in the event that the criteria and targets set down in the regulations for each stage of the plan were met (see Note 34).

In addition, in 2006 the Chairman of the Board exercised 15,000 of the share options granted in 2002.

During 2005, the Board of Directors of Altadis, S.A. approved a retirement pension intended for the Chairman of the Board of Directors of the Company, for a total sum of EUR 485 thousand a year, which he shall receive starting from his retirement at the age of 60.

This pension was granted to the Non-executive Chairman of the Board, based on the years of service in executive posts until the restructuring of the Company’s governing bodies on 29 June 2005. This pension will be increased each year when he reaches the age of 61, and so on successively, taking the rate of inflation as its reference, and in the event of death of the beneficiary, the pension will be transferable to his wife by 50% of its sum. The present value of this pension at its establishment in 2005 amounted to approximately EUR 8,200 thousand, and an insurance policy was taken out for its externalisation, which meant paying out a sum in both 2006 and 2005 of EUR 2,103 thousand.

The Board of Directors has also approved a retirement pension for the Chairman of the Executive Committee and CEO of the Company for a sum of EUR 50 thousand per year in office, starting from his appointment on 14 May 2005, up to a ceiling of EUR 500 thousand of pension per year to be reached at the age of 64. The resulting pension shall likewise be updated in line with inflation starting from the year 2011. In the event of his death, 50% will be transferable to his wife. The present value of this commitment at its date of establishment was approximately EUR 6,177 thousand, assuming retirement at the age of 64. Its externalisation took place in 2006 via the subscription of an insurance policy, which required a payment in this connection in 2006 of EUR 883 thousand.

Both retirement pensions include benefits for pensions derived from social security, from the company savings plan, and also from any other complementary retirement system to which both Directors are entitled by virtue of their vested rights.

At 31 December 2006 and 2005 there were no loans granted to members of the Board of Directors of Altadis, S.A. The total sum of benefits by means of life insurance and pensions for members of the Board of Directors amounted to EUR 3,155 thousand (EUR 2,466 thousand in 2005), including that stated in the previous paragraphs.

SENIOR EXECUTIVES’ COMPENSATION-

The compensation paid to Senior Executives of the Parent Company, excluding those who are simultaneously also members of the Board of Directors (whose remunerations have been detailed above), in 2006 and 2005 is is summarised as follows:

	NO. OF EXECUTIVES	THOUSANDS OF EUROS

2005	7	2,603
2006	7	3,273

In September 2006, a member of the Group’s management was removed from office. As a result, the amounts shown for remuneration in 2006 in this case include the portion received by each.

During 2005, a change took place in the managerial structure of the Group, in which the number of members of the Management Committee went from 12 to 7, these being those considered as Senior Executives. The amount shown for Senior Executive remuneration for 2005 contains sums accrued on account of this structure of seven members during the year. In addition, two of the people appearing in this section as Senior Executives joined the Management Committee at different moments in the year, in May and October, respectively; the remuneration considered is that received from the date of their joining. The theoretical salary that the aforementioned persons would have received had they been hired on 1 January 2005, would have been EUR 3,184 thousand.

The sums stated above do not contain the profits made by the exercise of the share options held by Senior Executives (see Note 34), which amounted to EUR 2,167 and EUR 605 thousand in 2006 and 2005, respectively. At 31 December 2006 and 2005 there were no loans granted to Senior Executives of Altadis, S.A. There are certain benefits regarding life insurance and pensions in favour of the aforementioned personnel, which have implied an overall sum of EUR 663 thousand in 2006 (EUR 276 thousand in 2005).

DETAILS OF HOLDINGS IN COMPANIES HAVING SIMILAR ACTIVITIES AND THE UNDERTAKING BY DIRECTORS OF SIMILAR ACTIVITIES, WHETHER ON THEIR OWN BEHALF OR ON BEHALF OF OTHERS

At 31 December 2006, members of the Board of Directors did not maintain any holdings in the capital of companies having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company. Likewise, they have not and do not carry out activities on their own behalf or on behalf of others having the same, analogous or complementary type of activity to that forming the corporate purpose of the Parent Company, with the exception of the following (including positions in Group companies and associates):

Director	Position	Company
Antonio Vázquez Romero	Chairman	Logista
Antonio Vázquez Romero	Director	Seita
Antonio Vázquez Romero	Vice-Chairman of the Supervisory board	Altadis Maroc
Antonio Vázquez Romero	Director	Aldeasa
Jean-Dominique Comolli	Chairman	Seita
Jean-Dominique Comolli	Director	Logista
Jean-Dominique Comolli	Director	Aldeasa
Jean-Dominique Comolli	Chairman of the Supervisory board	Altadis Maroc
Javier Gómez-Navarro Navarrete	Chairman	Aldeasa
Gregorio Marañón y Bertrán de Lis	Director	Logista
Jean-Pierre Marchand	Director	Seita
Berge Setrakian	Director	Altadis USA

38         ENVIRONMENTAL MATTERS

Prevailing environmental regulations do not significantly affect the Group’s business activities and, accordingly, it does not have any environmental liability, expenses, revenues, subsidies, assets, provisions or contingencies that might be material with respect to its equity, financial position and results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

39         EVENTS AFTER THE BALANCE SHEET DATE

On 21 February, 2007 the Group announced its intention of commencing the analysis, studies, negotiations and administrative procedures necessary to spin-off the distribution and logistics activities currently carried out in France by SEITA for potential integration into LOGISTA. The net carrying amount of the branch assets to be spun-off has yet to be determined.

The aforementioned proposed integration is subject to complying with all prevailing French and Spanish legal requirements applicable to these kinds of transactions.

Also as part of the Group’s proposed organizational restructuring, the US cigar business, Altadis Holdings USA, is to be integrated within a single entity under SEITA. Altadis Holdings USA, is majority owned by SEITA, and the remaining minority stake is held by Tabacalera Cigars International.

Finally, within the framework of the ongoing consolidation of the cigarette industry, Altadis has received a conditional and unsolicited approach from Imperial Tobacco Group PLC at an indicative price of EUR 45 per share. The Board of Directors, in conjunction with its financial and legal advisers, has carefully considered this approach and has unanimously rejected it, on the grounds that it does not reflect the strategic value of the Company and its unique and diversified assets, as well as their future growth prospects.

At the time of preparing these financial statements, the Board of Directors and its advisers are working to establish the best options for the Company, its shareholders and its employees.

40         EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

Appendix I

ALTADIS, S.A. AND COMPANIES COMPRISING THE ALTADIS GROUP (12/31/2006)

		Cost
	Statutory	Thousands	Registered		% of total
Companies and/or groups	Auditor (a)	of euros	Office	Core business	Ownership

Full consolidation-

SEITA	Deloitte	914,429	France	Tobacco and distribution	100.00
RTM	Deloitte	1,673,073	Morocco	Tobacco and distribution	100.00
Tabacalera Cigars Internacional, S.A.	Deloitte	167,885	Spain	Holding company	100.00
LOGISTA	Deloitte	141,664	Spain	Distribution and services	59.02
ITI Cigars	Deloitte	490,277	Spain	Holding company	100.00
Urex Inversiones, S.A.	Deloitte	41,287	Spain	Holding company	100.00
Altadis Finance, B.V.(1)	Deloitte	1,028	Netherlands	Financial services	100.00
Altadis Emisiones Financieras, S.A.U.	Deloitte	60	Spain	Financial services	100.00

Proportional consolidation-

Aldeasa	Deloitte	106,243	Spain	Sales in duty-free zones	50.00
Equity method-

Tabacos Elaborados, S.A (2)	Gaudit	192	Andorra	Tobacco	55.11
Tabaqueros Asociados, S.A.	Gaudit	138	Andorra	Tobacco	33.33

	Statutory	Registered		% of total
Companies and/or groups	Auditor (a)	Office	Core business	Ownership

SEITA Subgroup:

Full consolidation-

Meccarillos Internacional	Ernst & Young	Luxembourg	Holding company	99.99
Société de Commercialisation de Bobines en Europe	Segec Audit	France	Sale of cigar bobbins	99.99
Philippine Bobbin Corporation Cigars	C.L. Manabat (Deloitte)	Philippines	Manufacture of cigar bobbins	99.99
Meccarillos France	Ernst & Young	Luxembourg	Trademark ownership	89.99
Meccarillos Switzerland	Ernst & Young	Luxembourg	Trademark ownership	59.99
SAF	Barbier Frinault & Autres (E&Y)	France	Distribution	99.99
Supergroup Distribution	Mazars & Guerard	France	Distribution	99.89
Seita Participations	Barbier Frinault & Autres (E&Y)	France	Holding company	99.96
Altadis Belgium	Ernst & Young	Belgium	Cigarette distribution and promotion	99.83
Altadis Océan Indien	Ernst & Young	France-Reunion Island	Trademark ownership	99.76
Altadis Finland	Barbier Frinault & Autres (E&Y)	Finland	Distribution	99.76
Seitamat	Barbier Frinault & Autres (E&Y)	France	Purchase-sale and renting of material	99.29
Metavideotex Distribution	Barbier Frinault & Autres (E&Y)	France	Sale of automatic machines	84.64
Sitar Holdings, S.A.	Exa (E&Y)/HDM	France-Reunion Island	Holding company	61.40
Coretab	Exa (E&Y)/HDM	France	Manufacture of cigarettes	99.99
Sodisco	Exa (E&Y)/HDM	France	Distribution	99.96
Altadis Holdings USA, Inc (3)	Deloitte	US	Holding company	51.55
Consolidated Cigar Holdings Inc. (3)	—	US	Holding company	51.55
Altadis USA Inc. (3)	—	US	Manufacture and sale of cigars	51.55
Tabacalera Brands Inc.(3)	—	US	Trademark ownership	51.55
Congar International, Inc. (3)	Deloitte	US	Manufacture and sale of cigars	51.55
Cuban Cigar Brands, N.V.(3)	—	Netherlands	Trademark ownership	51.55
Max Rohr, Inc. (3)	—	US	Trademark ownership	51.55
Macotab	Deloitte	France	Manufacture and sale of cigarettes	99.90

	Statutory	Registered		% of total
Companies and/or groups	Auditor (a)	Office	Core business	Ownership

Altadis Polska	Deloitte	Poland	Manufacture and sale of cigarettes	96.20
Altadis Financial Services, S.N.C. (4)	Deloitte	France	Financial services	60.00
LPM Promodem	Barbier Frinault & Autres (E&Y)	France	Shops, Fitting–out	100.00
Nicot Participations	Barbier Frinault & Autres (E&Y)	France	Financial services	100.00
Altadis Italia	Ernst & Young	Italy	Promotion	100.00
Sodio	Deloitte	France	Measurement instruments	100.00
Balkan Star	Deloitte	Russia	Manufacture and sale of cigarettes	99.69
Tahiti Tabacs	Roth Johnny	French Polynesia	Distribution of tobacco	100.00
Cartonnerie Reunionnaise	Exa (E&Y)	France	Pack of cigarretes manufacturer	74.58
Altadis Hungary	Deloitte	Hungary	Promotion	100.00
Altadis Deutschland	Deloitte	Deutschland	Promotion	100.00
Sugro	Ernst & Young	France	Distribution	99.70
Altadis Ceska	Deloitte	Czech Republic	Promotion	100.00
Altadis Hellas	Ernst & Young	Greece	Promotion	100.00
Altadis Austria	Deloitte	Austria	Promotion	100.00
Altadis Luxembourg	Ernst & Young	Luxembourg	Distribution and promotion of tobacco	100.00
RP Difusión	Ernst & Young	France	Distribution	100.00
Altadis Promotion Internacional	Deloitte	Luxembourg	Promotion	100.00
Altadis Middle East	Deloitte	Dubai	Distribution	100.00

	Statutory	Registered		% of total
Companies and/or groups	Auditor (a)	Office	Core business	Ownership

SEITA Subgroup:

Equity method-

LTR Industries	Deloitte	France	Reconstituted tobacco	28.00
Intertab	PricewaterhouseCoopers	Switzerland	Financial Services	50.00
Mitsa	—	Andorra	Manufacture	24.00

LOGISTA Subgroup:	—	Spain	Distribution of published material and other products	100.00

Full consolidation-
Distribérica, S.A.
Distribarna, S.A.	BDO	Spain	‘‘	51.00
Distribuidora de
Publicaciones del Sur, S.A.	BDO	Spain	‘‘	100.00
Distribuidora del Este, S.A.	BDO	Spain	‘‘	50.00
Distribuidora de las Rías, S.A.	—	Spain	‘‘	100.00
Asturesa de Publicaciones, S.A.	—	Spain	‘‘	100.00
Promotora Vascongada de Distribuciones, S.A.	—	Spain	‘‘	100.00
Distribuidora de Navarra y del Valle del Ebro, S.A.	Deloitte	Spain	‘‘	60.00
Logista Publicaciones, S.L.	Deloitte	Spain	‘‘	75.00
Comercial de Prensa SIGLO XXI, S.A.	BDO	Spain	‘‘	80.00
Publicaciones y Libros, S.A.	BDO	Spain	‘‘	100.00
Distribuidora Valenciana de Ediciones, S.A.	Deloitte	Spain	‘‘	50.00
Distriburgos, S.A.	—	Spain	‘‘	50.00
Logista Libros, S.L.	Deloitte	Spain	‘‘	50.00
Logista Publicaciones Portugal, S.A.	Deloitte	Portugal	‘‘	100.00
Jornal Matinal, Lda.	—	Portugal	‘‘	76.00
Marco Postal, LDA.	Deloitte	Portugal	‘‘	100.00
Librodis Promotora y Comercializadora del Libro, S.A.	—	Spain	‘‘	95.00
Logilivro, Logística do Livro, Lda.	—	Portugal	‘‘	100.00
Distribuidora del Noroeste, S.L.	BDO	Spain	‘‘	100.00
SA, Distribuidora de Ediciones	—	Spain	‘‘	51.00
Control, Almacenaje y Exportación, S.A.	—	Spain	‘‘	51.00
Catalunya 2,S.L.	—	Spain	‘‘	51.00
Cyberpoint	—	Spain	‘‘	100.00
Midsid Sociedade Portuguesa de Distribuiçao, SGPS, S.A.	Deloitte	Portugal	Distribution of tobacco and other products	100.00
Logirest, S.L.	—	Spain	Distribution to catering outlets	60.00
Logista-Dis, S.A.	Deloitte	Spain	Distributor	100.00
La Mancha 2000, S.A.	Deloitte	Spain	‘‘	100.00

	Statutory	Registered		% of total
Companies and/or groups	Auditor (a)	Office	Core business	Ownership

Dronas 2002, S.L.	Deloitte	Spain	Industrial and express parcel delivery and pharmaceutical logistics	100.00
Logesta Gestión de Transporte, S.A.	BDO	Spain	Goods transport	51.00
Logista France, S.A.	E&Y	France	Distribution	100.00
Logista Italia, S.p.A.	Deloitte	Italy	Tobacco distribution	100.00
Terzia S.P.A.	—	Italy	Distribution	68.00
Daci S.P.A.	—	Italy	Distribution	68.00
Logista, Transportes e Trasitarios, Lda.	—	Portugal	Distribution	100.00

Equity method-

Distribuidora de Prensa por Rutas, S.A.	—	Spain	Distribution of published material and other products	40.00
International News Portugal, LDA	—	Portugal	‘‘	20.00
Tradipres, S.A	—	Spain	‘‘	20.00

Urex Inversiones Subgroup:

Full consolidation-

Logivend, S.A.	Deloitte	Spain	Distribution via vending machines	100.00
Hebra Promoción e Inversiones, S.A.	—	Spain	Investment promotion	100.00
Tabacmesa, S.A.	Deloitte	Spain	Sales in duty-free zones	100.00
Interprestige, S.A.	—	Spain	Operation of sports facilities	100.00
Comercializadora de Productos de Uso y Consumo,S.A.	—	Spain	Distributor	100.00
Glopro International Ltd.	—	Bahamas	Trademark acquisition and ownership	100.00

	Statutory	Registered		% of total
Companies and/or groups	Auditor (a)	Office	Core business	Ownership

Urecor Comunicaciones y Medios, S.L.	—	Spain	Holding company	75.00

Equity method-

Compañía Española de Tabaco en Rama, S.A.	KPMG	Spain	Production and sale of raw tobacco	20.82
Unión Ibérica de Radio, S.A.	Audycuenta	Spain	Radio stations	27.78

ITI Cigars Subgroup:

Full consolidation-

Inversiones Tabaqueras Internacionales, S.A.	Deloitte	Spain	Holding company	100.00
Empor	—	Portugal	Tobacco distribution	70.00
Emporlojas	—	Portugal	Tobacco distribution	100.00
Tabacalera Brands, S.L.	—	Spain	Holding company	100.00
ITB Corporation	—	Bahamas	Trademark acquisition and ownership	100.00
Proportional
consolidation-

Subgrupo Corporación Habanos	Deloitte	Cuba	Sale and distribution of cigars	50.00
Internacional Cubana de Tabaco, S.L.	Ernst & Young	Cuba	Manufacture and sale of small cigars	50.00
Promotora de Cigarros, S.L.	Deloitte	Spain	Sale of cigars	50.00

Tabacalera Cigars International Subgroup:

Full consolidation-

800 JR Cigar, Inc.	Deloitte	US	Distribution of cigars	51.00
MC Management	—	US	Distribution of cigars	51.00
Tabacalera de García, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00
La Flor de Copán, SAS.	Deloitte	France	Manufacture and sale of cigars	100.00

(1)	SEITA owns 50.00% of this shareholding.
(2)	Altadis, S.A. indirectly owns 21.78% through Tabaqueros Asociados, S.A.
(3)	Altadis, S.A. owns the other 41.18% through Tabacalera Cigars International, S.A.
(4)	Altadis, S.A. owns the other 40.00% through Urex Inversiones, S.A.
(a)	Where no information is given, the individual company does not reach the threshold above which it would be subject to statutory audit.